United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                   Form 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                                  SECURITIES OF
                             SMALL BUSINESS ISSUERS

                  Under Section 12(b) or (g) of the Securities
                              Exchange Act of 1934

                 INTERACTIVE BUYERS NETWORK INTERNATIONAL, LTD.
                 (Name of Small Business Issuer in its charter)

                Nevada                                95-3538903
                ------                                ----------
    (State or other jurisdiction of               (I.R.S.  Employer
     incorporation or organization)               Identification  No.)

    5740  Ralston  Street, Suite  110
             Ventura,  CA                                93003
    --------------------------------                     -----
 (Address of principal executive office)                Zip Code

Issuer's  telephone  number:    (805) 677-6720
                                ---------------

Securities  to  be  registered  under  Section  12(b)  of  the  Act.

      NONE

Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                       Common  Stock  $.01  Par  Value
                              (Title  of  class)

                                     PART I

Item  1.  DESCRIPTION  OF  BUSINESS

GENERAL
Interactive Buyers Network International, Ltd. ("Interactive Buyers") operates the Virtual Source Network, a server-based computer system for conducting electronic commerce over the Internet. Interactive Buyers also offers Virtual Source Publisher, a do-it-yourself Internet web site builder.

VIRTUAL  SOURCE  NETWORK
Currently all financial, technical and marketing resources of Interactive Buyers are dedicated to Virtual Source Network. In return for initial costs and fees totaling between $25,000 and $300,000, plus transaction fees of up to $1.00, per electronic purchase, clients may obtain access to Virtual Source Network and use it for corporate procurement via the Internet on a pilot program basis. Full implementation may cost the client as much as $2,000,000 before full-scale operation is achieved. These initial cost figures are approximate because most of the costs result from the use of outside systems consultants (non-Interactive Buyers employees) needed to integrate Virtual Source Network into a client's existing computer systems. Management expects that these costs will vary significantly from client to client.

By accessing a Virtual Source Network web site, the client, or buyer, uses its customized version of Virtual Source Network to initiate a request for quotation which is electronically distributed to vendors via the Internet. Vendors respond, via the Internet, with price quotations for the items requested. At that point, the buyer may select one of the vendor quotations and send an electronic purchase order, or the buyer may communicate electronically with the vendor regarding counter-proposals or to request additional information. This Internet version of Virtual Source Network has just recently been made available for use by clients. Currently five Virtual Source Network clients are at various stages of implementation. Generally there are five stages which Interactive Buyers expects clients to proceed through:

     1.   Decision to select Virtual Source Network.

     2.   Collection of relevant client data.

     3.   Configuration of Virtual Source Network to meet client requirements.

     4.   Pilot operation of Virtual Source Network:

          (a) Without integration into client systems. This pilot operation is expected to cost approximately $25,000 including approximately $18,000 paid to Interactive Buyers and $3,000 to IBM for training, or

          (b) Limited integration with selected client systems. The cost of this pilot operation may range from $100,000 to $300,000, most of which is expected to represent fees to PricewaterhouseCoopers or other system integrators.

     5.   Full integration and operation.

Interactive Buyers expects volume usage of these and other potential clients to become significant in the future, although it is not practical to estimate when this might occur.

As of August 31, 1999, two clients, one a world leader in the entertainment industry and the other a middle market apparel company, are nearing the end of stage 2 and beginning the work of stage 3. One client, Royal Caribbean Cruise Lines, is at stage 3. One client, a large aluminum processing company, is at stage 4. One client, Technicolor, is at stage 4 and has begun the planning process for stage 5.

During 1997 and early 1998, Interactive Buyers offered an earlier version of Virtual Source Network, which was a software application installed on client computers. In return for access to the network, clients paid annual subscription fees of $980. Several clients had subscribed to that earlier

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version. A representative list of these earlier clients  includes  Terry Lumber,
McKesson Water Products, Delta Microwave, Great Western Malting division of ConAgra, Industrial Metal Supply, Sargent Fletcher, AML Communications, Empire Oil, Timco-Standard-Tandem, Stone Container, WEA Manufacturing division of Time Warner, Xircom, Neiman-Reed Lumber, Regal Plastics, Mole-Richardson, Ernest Paper Products, Motion Industries, TubeSales, J.C. Carter, Kelly Paper, B.F.Goodrich, Warner Brothers Studios, CBS-Television City, Technicolor, Georgia-Pacific, Parsons Airgas, Castle Metals, Monogram Aerospace Fasteners, Earle M. Jorgensen Company, Manfred Industries, and others.

Virtual Source Network is sold through direct contact by sales people employed by Virtual Source, Inc., a 100% owned subsidiary of Interactive Buyers. The number of sales people has varied during recent months, and currently there are two of these employees. Interactive Buyers' president also spends a significant amount of his time on sales efforts. In addition, Virtual Source has one independent sales representative working on a commission-only basis. In March of 1999, Interactive Buyers verbally established a strategic partnership with Analytics, Inc. of Madison, Connecticut.

VIRTUAL  SOURCE  PUBLISHER
In addition to Virtual Source Network, Interactive Buyers also offers Virtual Source Publisher, a do-it-yourself web site builder that allows a user to establish its own Internet web site. At this time, Virtual Source Publisher is a secondary priority of Interactive Buyers. Financial, technical and marketing resources will be dedicated to Virtual Source Publisher only after the needs of Virtual Source Network are addressed. Use of Virtual Source Publisher requires no special technical skills, no additional software, and does not require the services of a consultant. These sites are offered over the Internet, and are marketed through a variety of distributor arrangements. In addition, Interactive Buyers has provided free sites to high schools and colleges, and is offering free sites to churches and other community groups. Once established, these sites will offer other goods and services to group members, including students, church members, and others, through commission-sharing affiliate agreements with
Internet retailers. There are existing affiliate agreements with Beyond.com, Varsity Books, and TheGift.com. Other affiliate programs may be added in the future. Interactive Buyers will receive a portion of the commission earned from such arrangements, and plans to offer these sites as a medium for Internet advertisers. Advertising revenue would be shared with the schools, churches, or community groups who agree to participate. Management does not expect commissions received from affiliate agreements to be material through the next eighteen months and perhaps, not even then. It is not practical at this date to estimate potential revenues from affiliate agreements.

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
Interactive Buyers has a verbal arrangement with Group IV, Inc. to distribute Virtual Source Publisher web sites to its national subscriber base of approximately 500,000 small businesses. Group IV will also be providing that subscriber base with information about Virtual Source Network.

Interactive Buyers also offers potential users the ability to set up their own Virtual Source Publisher web sites by directly accessing one of Interactive Buyers' web sites. Those sites are: http://www.vsource.net or http://www.fillintheblanks.com. At this point there are several hundred Virtual Source Publisher web sites up and running in total, although many of the users have not progressed to a point where their sites are functioning as fully operational businesses. Management does not intend to dedicate the programming resources necessary to complete the automatic credit card billing until the higher priority work related to Virtual Source Network is completed. When the automatic credit card billing is completed, if ever, and users' credit cards start to be charged, Interactive Buyers believes that a significant number of users may discontinue their Virtual Source Publisher web sites rather than paying the monthly charges. Management does not expect to receive revenues from Virtual Source Publisher until 2000 or 2001, if ever. It is not practical to estimate the start date or amount of potential revenues. No assurance can be given that the automatic credit card billing system will be completed or that, if completed, sales of Virtual Source Publisher will generate significant income for Interactive Buyers.

Virtual Source Publisher is sold directly by Interactive Buyers and through distributors. There are approximately fifteen Virtual Source Publisher distributors at this point, although most of them have not sold any Virtual Source Publisher web sites. Since Interactive Buyers' top priority is Virtual Source Network, not much effort is being made, at this time, to sell Virtual Source Publisher, or to encourage Virtual Source Publisher distributors. To date, no Virtual Source Publisher revenue has been received, no commissions have been earned by DX3, Inc. (see HISTORY, below) and no commission expense has been accrued by Interactive Buyers.

OTHER INFORMATION: GOVERNMENT APPROVALS, DEPENDENCE ON SUPPLIERS, TRADEMARKS, EMPLOYEES AND INDEPENDENT CONTRACTORS

GOVERNMENT APPROVALS
While there are no governmental approvals required specifically related to the licensing or use of Virtual Source Network or Virtual Source Publisher, and no direct governmental regulation, that could change. In those circumstances, competitors with larger administrative staffs and more financial resources will be in a better position to comply with this regulation and obtain any necessary approvals. However, management is not aware of any pending or anticipated government regulations that will negatively impact Interactive Buyers in a material way.

DEPENDENCE ON SUPPLIERS
Interactive Buyers is not dependent on suppliers of raw materials, although it is dependent on the Internet, including the ability to communicate with its remote servers. Interactive Buyers' clients are also dependent on the Internet for this communication, without which clients would be unable to use any of the Internet-based services provided by Interactive Buyers.

TRADEMARKS
Virtual Source Network is listed on the Supplemental Register of Trademarks maintained by the U. S. Patent and Trademark Office. Interactive Buyers has no other trademarks or patents.

EMPLOYEES AND INDEPENDENT CONTRACTORS
As of August 31, 1999, Interactive Buyers had sixteen (16) full-time employees, four of whom are executive officers, one part-time employee who is an executive officer, and one active independent sales representative working on a commission-only basis. There is one other independent sales representative that may be re-activated in the future. In addition, Interactive Buyers has engaged twelve independent contractors who are working on a variety of technical systems and programming projects.

HISTORY
Interactive Buyers was incorporated in the state of Nevada on October 22, 1980 as Cinema-Star Corporation, in September 1989 was re-named Dyna-Seal Corporation, and subsequently changed its name several times prior to becoming inactive. In July 1995, the Interactive Buyers name was established. Prior to becoming Interactive Buyers, the entity was a dormant corporation with no significant business, assets or liabilities although it did have several hundred public shareholders.

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
In July 1995, Interactive Buyers acquired all the shares of Buyer/Seller Interactive Software, Inc., which had been incorporated July 11, 1995 in the state of Nevada. The acquisition was accounted for as a purchase. Buyer/Seller Interactive was a software development company, working on an interactive system that would allow corporate buyers and sellers to conduct business electronically. At that time Interactive Buyers changed its name to Interactive Buyers Network International, Ltd. in order to properly reflect the nature of its newly acquired business operation. In December of 1996, control of Interactive Buyers was acquired by Joseph E. Thomure and Samuel E. Bradt through the exchange of $305,000 in convertible notes for 3,028,900 new shares of Interactive Buyers common stock. Mr. Thomure then became Chairman, President and Chief Executive Officer, and Mr. Bradt became Chief Financial Officer. In early 1997, Interactive Buyers raised additional capital by issuing common stock, with the result that no one individual or group of shareholders retained voting control of Interactive Buyers.

In May of 1997, Robert C. "Jay" McShirley, founder of Buyer/Seller Interactive and originator of the Virtual Source Network concept, replaced Mr. Thomure as President and CEO of Interactive Buyers. Mr. Thomure became inactive in the business at that point, and did not stand for re-election to the board of directors. Mr. Bradt continued as Chief Financial Officer, and replaced Mr. Thomure as Chairman of the Board. In July of 1997, Buyer/Seller Interactive changed its name to Virtual Source, Inc.

Virtual Source Publisher was acquired on June 1, 1998, when Interactive Buyers acquired all of the outstanding shares of Wpg.Net, Inc. for consideration valued at $455,000. Interactive Buyers issued 500,000 shares of common stock with a fair value of $375,000 (75 cents per share), plus stock options on 500,000 shares with a fair value of $80,000. The options vest ratably, on a monthly basis, over the 3 years subsequent to the purchase. If Wpg.Net, Inc. division revenues reach $500,000 before the 3 years vesting period has expired, the additional 500,000 share option vests immediately. The former shareholders of Wpg.Net, Inc. are entitled to a commission of 50% of Virtual Source Publisher revenue generated by the Wpg.Net, Inc. division. If the Virtual Source division sales force generates the revenue, the former Wpg.Net, Inc. shareholders are entitled to a commission of 25% of the revenue. In the event that Interactive Buyers is sold, the former Wpg.Net, Inc. shareholders are entitled to a one-time payment of $3,000,000, the options vest immediately, and all commission obligations cease to accrue at that time. Interactive Buyers guaranteed a minimum stock price of $7.00 per share for stock held by the former Wpg.Net, Inc. shareholders upon the sale of Interactive Buyers.

The above payments that may be due to the former shareholders of Wpg.Net, Inc. will be paid to DX3, Inc. DX3, Inc. is a corporation formed by and owned by the former shareholders of Wpg.Net, Inc., now a wholly-owned subsidiary of Interactive Buyers, and was established to receive the consideration paid by Interactive Buyers for the acquisition of Wpg.Net. The 500,000 shares of common stock and the option to purchase another 500,000 shares granted for the acquisition of Wpg.Net were issued in the name of DX3, Inc. To date, no Virtual Source Publisher revenue has been received, and no commissions have been earned by DX3, Inc.

In conjunction with the acquisition of Wpg.Net, three of Wpg.Net's executives signed one-year employment agreements with Interactive Buyers. The contracts guaranteed the Wpg.Net executives salaries ranging from $49,500 to $77,250 per year. These employment agreements have all expired.

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

In June 1999, Mr. Robert C. "Jay" McShirley became Chairman of Interactive Buyers, with Mr. Bradt continuing as Chief Financial Officer. Also, Interactive Buyers authorized management to transfer all assets, liabilities and operations of Wpg.Net, Inc. into Virtual Source, Inc., to be followed by the dissolution of the Wpg.Net, Inc. corporate entity. Following that action, Interactive Buyers will function as a holding company with Virtual Source, Inc. as its only operating subsidiary.

RISK  FACTORS

UNCERTAINTY OF INTERACTIVE BUYERS' ABILITY TO CONTINUE AS A GOING CONCERN; NEED FOR ADDITIONAL CAPITAL Interactive Buyers' auditor has included a "Going Concern" comment in the footnotes to its financial statements, indicating that operating losses and a stockholders' deficit at January 31, 1999, create an uncertainty about Interactive Buyers' ability to continue as a going concern. Interactive Buyers is pursuing various financing alternatives. In April 1999, Interactive Buyers completed an offering of common stock under Rule 504 of Regulation D, where it raised $1,000,000, less offering costs of approximately $5,000. Interactive Buyers also raised $100,000 in the quarter ended July 31, 1999 and $400,000 in August, 1999 in private placements from existing shareholders. Interactive Buyers expects these proceeds to fund operations through November or December 1999. Since Interactive Buyers has not yet earned any significant revenues, additional funds will be needed in the near future. Since Interactive Buyers' financial position does not support bank financing or other conventional debt financing, additional common shares will likely be issued, thus resulting in further shareholder dilution. Even after that, Interactive Buyers may need to raise additional funds and it cannot be certain that additional financing will be available on favorable terms, if at all. Should Interactive Buyers not be successful in raising further capital, as to which no assurance can be given, Interactive Buyers may not be able to continue its operations.

INTANGIBLE ASSETS REPRESENT UNUSUALLY LARGE PERCENTAGE OF INTERACTIVE BUYERS' TOTAL ASSETS

Interactive Buyers' financial position at July 31, 1999 includes $418,656 of intangible assets, representing over 39% of Interactive Buyers' total assets. This is an unusually large percentage, and emphasizes the fact that Interactive Buyers does not have significant tangible assets, and does not have substantial liquid reserves, thus making it almost totally dependent upon operating funds obtained from investors, at this point in time. No assurance can be given that these funds will be available upon terms acceptable to Interactive Buyers.

LIMITED  OPERATING  HISTORY
Virtual Source Network, Interactive Buyers' primary service offering, began operations in October 1996 when the earlier version of Virtual Source Network, a software application for personal computers rather than an Internet application, was successfully installed and used at a private company in southern California. Interactive Buyers has had a limited operating history since then, although it did successfully install the earlier Virtual Source Network version (personal computer application) for several clients, and was paid the annual subscription rate then in effect. This limited history makes an evaluation of Interactive Buyers' future prospects very difficult. The new Internet version of Virtual Source Network has been installed for evaluation and use by five different companies, each at various stages of the implementation process (see Item 1. DESCRIPTION OF BUSINESS-VIRTUAL SOURCE NETWORK). The Internet version of Virtual Source Network is a much more powerful system and, at the same time, much more complex than the earlier version. To fully benefit from the capabilities of the new system, it must be integrated with the existing computer systems being used by the client, such as their inventory management, accounts payable, and general accounting systems. This takes time, and must be fit into the work schedules of the Information Technology Departments at client companies. At this point in time, work on these integration projects is being delayed by many higher priority client projects associated with Y2K issues. Focus on Y2K issues is likely to intensify as the year 2000 approaches, and may result in further delays in Virtual Source Network installations beyond January of the year 2000. See YEAR 2000 RISK, below, and Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS-IMPACT OF Y2K. In addition, certain systems projects must be completed, either at client companies, or

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with respect to Virtual Source Network  modifications  requested by clients,  in order to meet information needs of their unique systems before Virtual Source Network becomes fully operational for those clients. Each company is different, and information needs as well as preferences of management differ. Interactive Buyers intends to accommodate many of these special requests. There can be no assurance that any client will ever produce substantial revenues for Interactive Buyers.

RISKS OF EARLY STAGE COMPANY; NEW, RAPIDLY CHANGING MARKET; NEED TO ATTRACT LARGE TECHNOLOGICALLY ADVANCED CORPORATIONS The market for Internet applications And services is at an early stage, and changing rapidly. Internet procurement is a new market. Its rate of growth and change is unpredictable, as is the nature of this change. Interactive Buyers will encounter the risks and difficulties often encountered by early-stage companies in new and rapidly evolving markets. Interactive Buyers' initial success will depend upon attracting several large, technologically advanced corporations to use Virtual Source Network, and their favorable results from this usage. Subsequent success will depend on Interactive Buyers' ability to communicate these early successes to the marketplace, thus attracting significant numbers of other businesses and buying organizations. No assurance can be given that Interactive Buyers will be successful in the marketplace, or if successful, that it will attract significant numbers of clients. There can be no assurance that an adequate demand for, and usage of, Interactive Buyers' products will develop.

COMPLEX IMPLEMENTATION AND INTEGRATION OF VIRTUAL SOURCE NETWORK MAY IMPEDE MARKET PENETRATION The installation of Virtual Source Network, and integration with a client's systems currently in use is a complex, time consuming and expensive process. Interactive Buyers' management estimates that the installation and integration process may take anywhere from four months to six months, depending on the size of the client company, the complexity of its operations, the configurations of its current computer systems, and other systems projects that compete for the time and attention of the Information Technology departments of the clients. Management expects that most integration projects will involve various integrators as outside systems consultants to the client, and estimates the combined cost (to the client) of internal and external resources applied may be as much as $2,000,000 per installation. Interactive Buyers' ability to continually enhance the features of Virtual Source Network, in response to client's widely differing needs, is yet to be proven. As a result, Virtual Source Network may not achieve significant market penetration in the near future, or ever. Failure to achieve significant market penetration would have negative consequences for Interactive Buyers.

LARGE OPERATING LOSSES EXPECTED TO CONTINUE Interactive Buyers has accumulated net losses of $4.5 million through July 31, 1999, the end of the second quarter of fiscal 2000. Since inception, Interactive Buyers has not had material revenues, and has recognized no revenues at all from the Internet version of Virtual Source Network. Interactive Buyers expects to derive the majority of its revenues from Virtual Source Network fees over the next five years. In addition, provided that revenues develop more or less as expected, Interactive Buyers expects to spend as much as 10 million to 15 million dollars per year, during the next two or three years, on marketing, sales, technology development, training and administration. There can be no assurance that Interactive Buyers Network will be able to fund these expenses. Failure to fund these expenses would have materially adverse consequences for Interactive Buyers.

MARKET LIMITATIONS DUE TO APPLICATION OF PENNY STOCK RULES TO THE COMMON STOCK OF INTERACTIVE BUYERS The securities of Interactive Buyers are subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of
$1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the securities of Interactive Buyers and also may affect the ability of any shareholder to sell their securities in any market that might develop for the common stock.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of Interactive Buyers constitute "penny stocks" within the meaning of the rules, the rules apply to Interactive Buyers and to its securities. The rules may further affect the ability of owners of shares to sell the securities of Interactive Buyers in any market that might develop for them.

Shareholders should be aware that, according to Securities and Exchange Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales person; (iv) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Management of Interactive Buyers is aware of the abuses that have occurred historically in the penny stock market. Although management does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the securities of Interactive Buyers.

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INCREASED  OPERATING  EXPENSES  EFFECT  ON  OPERATIONS AND PRICE OF COMMON STOCK
Interactive Buyers plans to increase operating expenses to expand its sales and marketing operations, establish new strategic relationships, fund additional systems development, and increase its business and professional staff internal business systems. These planned expenses will increase operating losses during reporting periods before significant revenues develop. This could lead to drops in the market price of Interactive Buyers shares.

SUBSTANTIAL COSTS OF ANY SECURITIES LITIGATION COULD DIVERT LIMITED RESOURCES OF INTERACTIVE BUYERS In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Interactive Buyers could become a target of similar securities litigation. Litigation of this type could result in substantial costs and divert management's attention and resources.

DEPENDENCE ON VIRTUAL SOURCE NETWORK ANTICIPATED REVENUES Interactive Buyers expects that when revenues do develop, substantially all of those revenues will come from Virtual Source Network clients. Although Virtual Source Network fees are believed by management of Interactive Buyers to be below those currently charged for leading competitive systems and services, future reductions in competitive prices could negatively impact the demand for, or usage of, Virtual Source Network. These changes may impede Virtual Source Network's ability to achieve broad market acceptance, thus negatively impacting Interactive Buyers' opportunity to eventually become profitable. There can be no assurance that broad and timely acceptance of Virtual Source Network, which is critical to Interactive Buyers' future success, will be achieved. Failure to achieve anticipated revenues would have adverse consequences for Interactive Buyers.

COMPETITIVE "BUSINESS-TO-BUSINESS" INTERNET COMMERCE MARKET; EFFECT ON MARKET SHARE AND BUSINESS The market for Virtual Source Network is very competitive, evolving and subject to rapid technological change. Intensity of competition is likely to increase in the future. Increased competition from new competitors is likely to result in loss of market share, which could negatively impact Interactive Buyers' business. Competitors vary in size, and in the scope and breadth of the products and services offered. Virtual Source Network will encounter competition from Ariba, Clarus, Commerce One, Concur Technologies, Extricity, GE Information Services, Intelysis, Netscape Communications, Purchase Pro, and TRADE'ex Electronic Commerce Systems. Virtual Source Network may also encounter competition from several major enterprise software developers, such as Oracle, PeopleSoft and SAP who are not presently considered to be direct competitors, but who have announced intentions to enter into the market. In addition, because there are relatively low barriers to entry in this market, additional competition from other established and emerging companies may develop.

Many current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than Interactive Buyers, significantly greater name recognition, and a larger installed base of customers. In addition, many of the competitors have well-established relationships with Interactive Buyers' clients and potential clients, and have extensive knowledge of the industry. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors, or alliances among competitors, may emerge and rapidly acquire significant market share. Actions taken by Interactive Buyers competitors, including price cuts, new product introductions and enhancements could have material adverse consequences for Interactive Buyers. There can be no assurance that Interactive Buyers will be able to compete with price cuts, or develop, introduce and market enhancements to its service on a timely basis to compete successfully in this market.

VIRTUAL SOURCE NETWORK REVENUES EXPECTED FROM A LIMITED NUMBER OF CLIENTS, MEANING INCREASED POTENTIAL IMPACT OF CUSTOMER LOSS Interactive Buyers expects that Virtual Source Network revenues, if any, during the current fiscal year will come from a small number of clients, perhaps as few as five or less. The loss of any single customer or change in a client's budget could have a substantial negative impact on the business of Interactive Buyers.

THIRD PARTIES IMPLEMENT/INTEGRATE VIRTUAL SOURCE NETWORK; NEGATIVE IMPACT UPON REVENUE GOALS IF THIRD PARTIES UNAVAILABLE OR DO NOT PERFORM Interactive Buyers expects to rely, almost exclusively, on a number of third parties to propose and explain Virtual Source Network to prospective clients, to implement Virtual
Source Network, to integrate Virtual Source Network with clients' existing systems, and to train users. Interactive Buyers' ability to support its strategic partners, in pursuit of large numbers of buyers and suppliers, is yet to be proven. If Interactive Buyers is unable to establish and maintain effective, long-term relationships with these third parties, or if these third parties are unable to meet the needs and expectations of Virtual Source Network clients, Interactive Buyers would have difficulty achieving its revenue goals. Interactive Buyers has established relationships with PricewaterhouseCoopers for integration of Virtual Source Network into the clients technology departments; with Analytics, Inc. for analysis of client dollars spent, and potential benefits of Internet procurement, and with IBM for training of clients in the use of Virtual Source Network. This strategy may also require that Interactive Buyers develop new relationships with third party implementers/integrators as
the  number  of  Virtual   Source  Network  users
increases.

A number of potential competitors, including Oracle, SAP and PeopleSoft, have significantly more well-established relationships with these third parties and, as a result, these third parties may be more likely to recommend competitors' products and services.

VENDORS ARE ESSENTIAL TO SUCCESS OF VIRTUAL SOURCE NETWORK; NEGATIVE IMPACT OF VENDORS' FAILURE TO JOIN THE NETWORK In order to operate, Virtual Source Network requires that vendors be able to access the network and that client buyers be able to communicate their requirements electronically to vendors.
Currently, vendors can access Virtual Source Network even if they have not joined the network, but it is far more efficient if a vendor does join the network. It is necessary that a client's key vendors join the network in order to achieve the full benefits of the system, and Interactive Buyers does expect that vendors will join. Network membership is now free for any vendor, and client buyers joining Virtual Source Network make direct requests of their key vendors that they join. When a large corporation requests that its vendors adapt to a new purchasing process, and that change is free, there is a strong incentive for those vendors to make that change, and to protect their customer relationships. To date there has been no significant vendor resistance to joining the new Internet version of Virtual Source Network. During 1996 and 1997, however, Interactive Buyers found significant vendor resistance to joining the Virtual Source Network. Vendors viewed Virtual Source Network as another increase in competitive price pressure. They also saw an increased possibility of losing customers to lower cost vendors not previously competing for the business. Vendors also resisted annual subscription fees of $980. Finally, the non-Internet version was more difficult for vendors to operate. Since 1997 several important changes have occurred. First, electronic commerce and the resultant increased competition have become more accepted by vendors. It is management's opinion that most vendors believe that they will eventually be required to do business electronically, if they have not already started. Second, the Internet version of Virtual Source Network is easier for vendors to use. Finally, Interactive Buyers no longer charges subscription fees to vendors. Despite these changes, there can be no assurance that vendor resistance will not again develop. Should significant new vendor resistance develop, that could slow adoption of Virtual Source Network by clients, and negatively impact potential Interactive Buyers' revenues.

SUBSTANTIAL  COSTS  OF  ANY  PRODUCT  LIABILITY  CLAIMS;  NO  PRODUCT  LIABILITY
INSURANCE Errors, defects or other performance problems with Virtual Source Network could result in financial or other damages to our clients. Management believes that the contractual limits of liability, indemnification provisions and disclaimers of warranties should eliminate liability of Interactive Buyers in the event of a product liability claim. A product liability claim, however, even if not successful, would likely be time consuming and costly and could seriously harm Interactive Buyers. Interactive Buyers does not maintain product liability insurance. Although the terms and conditions in Virtual Source Network user agreements contain disclaimers of any warranties designed to limit exposure to these claims, existing or future laws, or unfavorable judicial decisions, could weaken or negate these provisions and have materially adverse consequences for Interactive Buyers.

SUCCESS DEPENDS ON KEY PERSONNEL; NO "KEY MAN" LIFE INSURANCE Future performance depends on the continued service of key personnel, and the ability to attract, train, and retain additional technical, marketing, customer support, and management personnel. The loss of one or more key employees could negatively impact Interactive Buyers, and there is no "key man" life insurance in force at this time. However, Interactive Buyers does plan to obtain this insurance. Competition for qualified personnel is intense, and there can be no assurance that Interactive Buyers will retain key employees, or attract and retain other needed personnel.

PROTECTION OF INTELLECTUAL PROPERTY; LACK OF PATENTS; POTENTIAL PIRATING Interactive Buyers' success depends to a large extent on its exclusive technology, and relies on a combination of contractual provisions, confidentiality procedures, trade secrets, copyrights and trademark protections. Interactive Buyers has no patents at this point, and Interactive Buyers' technologies may not be patentable. Despite efforts to protect its exclusive rights, unauthorized parties may attempt to copy aspects of that technology, or to obtain and use our exclusive information. Policing unauthorized use of this technology is difficult, and while Interactive Buyers is unable to determine the extent to which piracy of Interactive Buyers' software may exist, software piracy can be expected to be a persistent problem. Further, competitors may independently develop similar technology, or duplicate Interactive Buyers' services without violating intellectual property rights.

At present, Interactive Buyers' technologies are owned outright by Interactive Buyers. However, Interactive Buyers may in the future have to license or otherwise obtain access to intellectual property of third parties.

SUBSTANTIAL COSTS OF ANY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS There has been a substantial amount of litigation in the software industry and the Internet industry regarding intellectual property rights. It is possible that in the future, third parties may claim that Interactive Buyers' technology may infringe their intellectual property. Management is not aware of any infringement or claim of infringement by a third party. It is expected that software product developers and providers of electronic commerce solutions will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could be time-consuming, resulting in costly litigation.

STRAIN ON LIMITED RESOURCES DUE TO NEED TO MANAGE GROWTH AND EXPANSION Interactive Buyers anticipates a period of significant expansion and growth, which most likely will place significant strain upon management, systems, and resources. Failure to properly manage that growth and expansion, if and when it occurs, will jeopardize the future of the business.

YEAR  2000  RISK
Although  management   believes  that  its  internally   developed  systems  and
technology are Year 2000 compliant, certain other technologies nevertheless could be substantially impaired, or cease to operate, due to Year 2000 problems. See Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS-IMPACT OF Y2K. Interactive Buyers relies on information technology supplied by third parties as well, and strategic partners may also be dependent on information technologies not Year 2000 compliant, and on their own third-party vendor systems that may be at risk. These Year 2000 problems could adversely affect Interactive Buyers. Further, the Internet itself could face serious disruptions arising from Year 2000 problems.

Many potential Virtual Source Network clients have implemented policies that prohibit or strongly discourage making changes or additions to their internal computer systems until after January 1, 2000. Further, some technology budgets have been diverted from other projects to deal with Year 2000 issues.
Interactive Buyers has already experienced delays in the new client decision-making process for this reason, and expects delays to continue through December 31, 1999, and into 2000.

INTERACTIVE BUYERS' DEPENDENCE UPON, AND RISKS  RELATED  TO,  THE  INTERNET
The use of Virtual Source Network and Virtual Source Publisher depends on the increased acceptance and use of the Internet as a medium of commerce and communication. While management believes that acceptance and use of the Internet will continue to increase at very rapid rates, it is not guaranteed. If that growth does not continue, clients may not adopt or use these new Internet technologies at the rates management has assumed, and Interactive Buyers may not be as successful as originally thought. Further, even if acceptance and use of the Internet does increase rapidly, but the technology underlying the Internet and other necessary technology and related infrastructure does not effectively support that growth, Interactive Buyers' future would be negatively impacted.

POTENTIAL BREACHES OF INTERACTIVE BUYERS' SECURITY SYSTEMS A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of Interactive Buyers' security systems or those of other web sites to protect Interactive Buyers' exclusive information. If any well-publicized compromises of security were to occur, it could have the effect of substantially reducing the use of the web for commerce and communications. Anyone who circumvents Interactive Buyers' security measures could misappropriate its exclusive information or cause interruptions in services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses, software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could theoretically be introduced into Interactive Buyers' systems, or those of our clients or vendors, which could disrupt Virtual Source Network or Virtual Source Publisher, or make it inaccessible to clients or vendors. Although language in its user agreement places responsibility with users to protect Virtual Source Network from such threats, Interactive Buyers may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that Interactive Buyers' activities may involve the storage and transmission of exclusive information, such as credit card numbers, security breaches could expose Interactive Buyers to a risk of loss or litigation and possible liability. Despite provisions to the contrary in its user agreements, Interactive Buyers' security measures may be inadequate to prevent security breaches, and business could be seriously impacted if they are not prevented.

GOVERNMENT  REGULATION
As Internet commerce continues to grow, the risk that federal, state or foreign agencies will adopt regulations covering issues such as user privacy, pricing, content and quality of products and services, increases. It is possible that legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. If enacted, these laws, rules or regulations could limit the market for Interactive Buyers' services.

One or more states may seek to impose sales tax collection obligations on out-of-state companies like Interactive Buyers that engage in or facilitate electronic commerce throughout numerous states. These proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect Interactive Buyers' opportunity to derive financial benefit from these activities.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this document constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although management believes that the expectations reflected in the forward-looking statements are reasonable, there is no guarantee that future results, levels of activity, performance or achievements will be attained. Moreover, neither management nor any other person assumes responsibility for the accuracy and completeness of these statements. Management is under no duty to update any of the forward-looking statements to conform these statements to actual results.

INDUSTRY  OVERVIEW

The Internet has emerged as the fastest growing communication medium in history. Management estimates there were approximately 100 million users at the end of 1998, with projected growth to more than 300 million users by 2002. The Internet is dramatically changing how businesses and individuals communicate and share information. The Internet has created new opportunities for conducting commerce, such as business-to-consumer and person-to-person electronic commerce. Recently, the widespread adoption of intranets and the acceptance of the Internet as a business communications platform has created a foundation for business-to-business electronic commerce that will enable organizations to streamline complex processes, lower costs and improve productivity.

With this foundation, management believes that Internet-based, business-to-business electronic commerce is poised for rapid and substantial growth and represents a significantly larger opportunity than business-to-consumer or person-to-person electronic commerce. Management expects that this market will create a substantial demand for Internet-based electronic commerce applications.

Today, most organizations buy goods and services through paper-based or semi-automated processes. These processes are costly, time consuming and complex and often include the re-keying of information, lengthy approval cycles and significant involvement of financial and administrative personnel. Management estimates that the cost per procurement transaction ranges from $75 to $175, often exceeding the cost of the items being purchased. Beyond the time and expense associated with manual processing costs, organizations suffer even greater costs when they cannot fully exploit procurement economies of scale. Most organizations lack the systems that enable them to monitor purchases and compile data necessary to negotiate better volume discounts with preferred suppliers. When preferred suppliers are not used, organizations pay a premium.

With the widespread adoption of the Internet as a business communication platform, organizations can now automate commerce activities. The availability of this technology creates a significant market opportunity for Internet-based business-to-business electronic commerce solutions.

COMPETITION

The market for Virtual Source Network is very competitive and likely to become more so, and is subject to rapid technological change. Increased competition is likely to result in price reductions, to some extent caused by Virtual Source Network pricing which management believes is below current industry averages. See COMPETITIVE "BUSINESS-TO-BUSINESS" INTERNET COMMERCE MARKET; EFFECT ON MARKET SHARE AND BUSINESS, above. Although management believes that Virtual Source Network compares favorably with respect to most competitive offerings, and favorably with respect to overall cost, Virtual Source Network does not yet have a large referral base, nor large numbers of buyers or vendors using the network, and its performance has yet to be proven with regard to the new
Internet version of Virtual Source Network. As a result, it is yet to be seen whether Virtual Source Network can compete successfully.

Item  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  AND  RESULTS  OF  OPERATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - FISCAL YEAR ENDED JANUARY 31, 1999 COMPARED TO FISCAL YEAR ENDED JANUARY 31, 1998:

Interactive Buyers' business is at an early stage, and is in transition from a firm primarily engaged in technology development and refinement, to a firm that is marketing and selling its services. During the last two fiscal years, expenditures have been made primarily for the purpose of developing, testing and improving Interactive Buyers' two Internet applications, Virtual Source Network and Virtual Source Publisher. A modest amount of revenue has been received from Virtual Source Network users paying annual subscription fees, but that revenue ceased when efforts turned to the development of the Internet version of Virtual Source Network, and a decision was made to charge transaction fees for usage of Virtual Source Network rather than subscription fees. Substantially all the cash required for operations during fiscal years ended January 31, 1998 and 1999 has come from investors. Other than convertible demand notes of $857,200 at January 31, 1999, and normal accounts payable, Interactive Buyers has no outstanding debts.

REVENUE
Revenue in fiscal 1999 was $61,387, down $10,628 (14.8%) from $72,015 in fiscal 1998. Both figures consisted primarily of subscription revenues and, as stated above, Interactive Buyers' policy of charging subscription fees has been discontinued, so revenues from this source will cease.

GENERAL & ADMINISTRATIVE EXPENSES
Expenses in fiscal 1999 were  $1,253,559  up $365,031  (41.1%) from  $888,528 in fiscal 1998. The increase was primarily due to the added payroll and operating expenses associated with Wpg.Net, Inc., which was acquired in June of 1998. Interactive Buyers, from time to time, issues shares of its common stock to employees as bonuses and to outside consultants in lieu of fees. 403,722 shares were issued for the fiscal year ended January 31, 1998, at an expense of $92,706 to Interactive Buyers. 318,500 shares were issued for the fiscal year ended January 31, 1999 at an expense of $67,363.

NET LOSS FROM OPERATIONS
The Net Loss from Operations was $1,192,172, up $375,659 (46.0%) from a loss of $816,513 in fiscal 1998, primarily because of the increase in general and administrative expense noted above.

LOSS ON ABANDONMENT OF EQUIPMENT
Loss on Abandonment of Equipment was zero in fiscal 1999, down 100% from a loss of $27,856 in fiscal 1998. In the fiscal year ended January 31, 1998, laptop computers valued at $27,856 were written off. There was no similar write-off in fiscal 1999. The laptops in question were provided to an eighteen person sales force in early 1997. The sales approach used at that time proved particularly unsuccessful, and was terminated. By that time, the laptop computers had become partially obsolete and their value had decreased significantly. Interactive Buyers elected not to upgrade them, nor to attempt collection from the terminated sales people.

LITIGATION SETTLEMENT
The litigation settlement in fiscal 1999 was $91,110, up from zero in fiscal 1998. During fiscal 1999, a mutual compromise settlement between Interactive Buyers and its landlord resulted in a $30,000 cash payment to Interactive Buyers and free rent for one year beginning December 1, 1998. The $91,110 settlement included that cash payment, the free rent, and reimbursement of legal fees and costs associated with the move. There was no similar litigation or settlement in the prior year.

NET LOSS
The Net Loss for fiscal 1999 was $1,101,062,  up $256,693  (30.4%) from $844,369 in fiscal 1998. The largest factor contributing to the increase in fiscal 1999 net loss, compared to the prior year, was the increased payroll and operating expense associated with the June 1998 acquisition of Wpg.Net, Inc.

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Weighted Average Common Shares Outstanding were 10,529,147 during fiscal 1999, up 1,336,336 (14.5%) from 9,192,811 in fiscal 1998. During fiscal 1999, 500,000 shares were issued as consideration in the acquisition of Wpg.Net, Inc., 778,656 shares were issued upon conversion of certain convertible demand notes, and 318,500 shares were issued for services rendered. These issuances were partially offset by the surrender of 1,000,000 shares from two shareholders.

NET LOSS PER COMMON SHARE
The Net Loss per Common Share was $0.10 in fiscal 1999, up $.01 (11.1%) from $0.09 in fiscal 1998. The percentage increase in loss per share was less than the percentage increase in Net Loss, because of the increase in Weighted Average Common Shares Outstanding.

CASH
Cash at January 31, 1999 was $59,937,  up $4,531  (8.2%) from $55,406 at January
31,  1998.  The  change reflects normal fluctuations in operating cash balances.

ACCOUNTS RECEIVABLE
Accounts Receivable were $3,590 at January 31, 1999, down $23,973 (86.9%) from $27,563 at January 31, 1998. The decrease in accounts receivable from year to year is a direct result of Interactive Buyers' change in pricing structure of the new Internet version of Virtual Source Network from a subscription basis to a transaction usage fee basis. During the transition period the subscription fees were discontinued and the transactional fees had not yet developed.

TOTAL CURRENT ASSETS
Current Assets were $63,527, down $19,442 (23.4%) from $82,969 at January 31, 1998. The decrease in Current Assets is due to the reduction in Accounts Receivable.

FURNITURE AND FIXTURES
Furniture and Fixtures were $64,588 at January 31, 1999, unchanged from January 31, 1998.

SOFTWARE
Software was $8,899 at January 31, 1999, unchanged from January 31, 1998.

ACCUMULATED DEPRECIATION
Accumulated Depreciation was $50,920 at January 31, 1999, up $21,660 (74.0%) from $29,260 at January 31, 1998. The increase resulted from normal depreciation expense during fiscal 1999.

PROPERTY AND EQUIPMENT, NET
Property and Equipment, Net was $22,567 at January 31, 1999, down $21,660 (49.0%) from $44,227 at January 31, 1998. The year to year reduction is the result of a comparable increase in accumulated depreciation. There was no other change.

PREPAID RENT
Prepaid Rent was $37,500 at January 31, 1999, up from zero at January 31, 1998. The $37,500 of prepaid rent at January 31, 1999 represents the remaining ten months of free rent (at $3,750 per month) available to Interactive Buyers as a result of the litigation settlement discussed earlier. There was no similar settlement in effect at January 31, 1998.

EMPLOYEE RECEIVABLES
Employee Receivables were $68,027, up $9,400 (16.0%) from $58,627 at January 31, 1998. This increase was primarily due to expense advances.

INTANGIBLE ASSETS
Intangible Assets were $433,774 at January 31, 1999, up from zero at January 31, 1998. This amount represents the unamortized portion of the goodwill, or excess of price paid over book value of assets acquired, booked as a result of the Wpg.Net, Inc. acquisition in June 1998. There was no comparable item at January 31, 1998.

ORGANIZATIONAL COSTS, NET OF ACCUMULATED AMORTIZATION
Net Organizational Costs were $1,757 at January 31, 1999, down $876 (33.3%) from $2,633 at January 31, 1998. The reduction represents normal amortization during the year.

TOTAL OTHER ASSETS
Total Other Assets were $541,058 at January 31, 1999, up $479,798 (783.2%) from $61,260 at January 31, 1998, primarily due to the large increase in Intangible Assets described above.

TOTAL ASSETS
Total  Assets were  $627,152  at January 31,  1999,  up $438,696  (232.8%)  from
$188,456 at January 31, 1998, primarily due to the large increase in Intangible Assets described above.

ACCOUNTS PAYABLE
Accounts Payable were $49,222 at January 31, 1999, up $16,735 (51.5%) from $32,487 at January 31, 1998. This increase represents increases in normal business activity.

ACCRUED LIABILITIES
Accrued Liabilities were $77,785 at January 31, 1999, up $47,597 (157.7%) from $30,188 at January 31, 1998. Most of this increase represents interest expense accrued on Interactive Buyers' $857,200 of convertible demand notes outstanding at January 31, 1999. This interest is payable in cash at the option of Interactive Buyers. If not paid in cash, the holders have the right to convert any of this accrued interest into Interactive Buyers common stock.

CONVERTIBLE NOTES PAYABLE - RELATED PARTIES
Convertible Notes payable were $857,200 at January 31, 1999, up $659,525 (333.6%) from $197,675 at January 31, 1998. This increase represents the principal amount of new notes issued during the period, less the principal amount of notes converted into common shares during the same period.

TOTAL CURRENT LIABILITIES
On January 31, 1999 Total Current Liabilities were $984,207 up $723,857 (278.0%) from $260,350 on January 31, 1998. This change resulted primarily from the increase in Convertible Notes payable, as described above.

DEFERRED REVENUE
On January  31, 1999  Deferred  Revenue was $3,250  down  $25,469  (88.7%)  from
$28,719 on January 31, 1998. This change represents deferred subscription revenue recognized as income during the period. It also reflects the fact that Interactive Buyers no longer sells subscriptions to the earlier version of Virtual Source Network, meaning that no new deferred subscription amounts were added during the period.

TOTAL LIABILITIES
On January 31, 1999 Total Liabilities were $987,457 up $698,388 (241.6%) from $289,069 on January 31, 1998. This change resulted primarily from the increase in Convertible Notes payable, as described above.

COMMON STOCK, $.01 PAR VALUE
Common Stock increased $5,971 or 5.5%, from $108,043 on January 31, 1998, to $114,014 on January 31, 1999. This increase represents the sum of the par value of 778,656 shares issued upon conversion of convertible demand notes, 500,000 common shares issued in connection with the acquisition of Wpg.Net, Inc., and 318,500 shares issued in return for services rendered, less the par value of 1,000,000 shares surrendered by certain shareholders.

PAID-IN-CAPITAL IN EXCESS OF PAR
Paid-in-Capital increased $835,399, or 38.59%, from $2,164,804 on January 31, 1998 to $3,000,203 on January 31, 1999. This increase represents the transaction value per share, in excess of par, for each of the shares issued during the fiscal year ended January 31, 1999. See "COMMON STOCK, $.01 PAR VALUE" above.

ACCUMULATED DEFICIT
On January 31, 1999 the Accumulated Deficit was $3,474,522 up $1,101,062 (46.4%) from $2,373,460 on January 31, 1998. This increase represents the Net Loss recorded for the year ended January 31, 1999.

MANAGEMENT DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS - SIX MONTHS ENDED JULY 31, 1999, COMPARED TO THE SIX MONTHS ENDED JULY 31, 1998:

REVENUE
For the six months ended July 31, 1999 revenue was $7,985, down $33,717 (80.9%) from $41,702 during the six months ended July 31, 1998. This decrease results from Interactive Buyers' decision, early in the 1999 fiscal period, to discontinue the annual subscription program relative to the previous version of Virtual Source Network. It also reflects the fact that the new Internet version of Virtual Source Network has not yet begun to generate revenue.

GENERAL AND ADMINISTRATIVE EXPENSES
For the six months ended July 31, 1999, General and Administrative Expenses were $1,065,822, up $410,279 (62.6%) from $655,543 during the six months ended July
31, 1998. This increase was caused primarily by the added payroll and other expenses associated with the operation of Wpg.Net, Inc., acquired in June of 1998, and by additional payroll and systems development expense associated with continuing work on the Internet version of Virtual Source Network.


NET LOSS FROM OPERATIONS/NET LOSS
For the six months ended July 31, 1999, Net Loss from Operations and Net Loss were identical line items and were each $1,057,837, up $443,996 (72.3%) from $613,841 during the six months ended July 31, 1998. The largest factor contributing to the increased loss is the increase in General and Administrative Expenses, which, in turn, results primarily from the Wpg.Net, Inc. acquisition and the increase in system development efforts, as discussed above.

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING-BASIC
For the six months ended July 31, 1999, the Weighted Average of Common Shares Outstanding was 12,231,402, up 1,474,782 (13.7%) from 10,756,620 during the six months ended July 31, 1998. This increase reflects the issuance of 887,869 shares in connection with a private placement financing, 636,100 shares upon exercise of employee stock options, and 135,932 shares for other purposes, including conversion of convertible demand notes and consideration for services rendered.

NET LOSS PER COMMON SHARE - BASIC
For the six months ended July 31, 1999, the Net Loss per Common Share was $0.09, up $0.03 (50.0%) from $0.06 during the six months ended July 31, 1998. The increased per share loss reflects the $443,996 increase in Net Loss, partially offset by the 1,474,782 share increase in Weighted Average Common Shares Outstanding during the same period.

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION - AT JULY 31, 1999, COMPARED TO JANUARY 31, 1999:

CASH
On July 31, 1999 Cash totaled  $438,300,  up $378,363  (631.3%)  from $59,937 on
January 31, 1999. This increase reflects the remaining proceeds of the private placement financing completed in April 1999, plus a $100,000 investment from an existing shareholder in July 1999.

ACCOUNTS RECEIVABLE
On July 31, 1999 Accounts Receivable were zero, down $3,590 (100.0%) from $3,590 on January 31, 1999. This decline resulted from Interactive Buyers' decision, early in fiscal 1999, to discontinue marketing the previous version of Virtual Source Network while the new Internet version was in development. In addition, the new Internet version has not yet begun to generate revenue, and therefore no new accounts receivable.

TOTAL CURRENT ASSETS
On July 31, 1999 Total Current Assets were $438,300, up $374,773 (589.9%) from $63,527 on January 31, 1999. This increase reflects the remaining proceeds of the private placement financing completed in April 1999 plus the additional $100,000 investment in July 1999 as described above.

FURNITURE AND FIXTURES
On July 31, 1999 Furniture and Fixtures totaled $155,547, up $90,959 (140.8%) from $64,588 on January 31, 1999. This increase represents additional computer hardware purchased, as well as office furniture.


SOFTWARE
On July 31, 1999 Software totaled $8,899,  unchanged from January 31, 1999.

ACCUMULATED DEPRECIATION
On July 31, 1999 Accumulated Depreciation totaled $72,170, up $21,250 (41.7%) from $50,920 on January 31, 1999. This increase represents depreciation expense for the six months ended July 31, 1999.

PROPERTY AND EQUIPMENT, NET
On July 31, 1999 Property and Equipment, Net totaled $92,276, up $69,709 (308.9%) from $22,567 on January 31, 1999. This change resulted primarily from the acquisition of computer hardware and office furniture mentioned above.

PREPAID RENT
On July 31, 1999 Prepaid Rent was $15,000,  down $22,500 (60.0%) from $37,500 on
January 31, 1999. This asset represents the free rent negotiated in Interactive Buyers' settlement agreement with its landlord. The decrease represents six months rent value at $3,750 per month.

EMPLOYEE RECEIVABLES
On July 31, 1999 Employee Receivables totaled $102,597, up $34,570 (50.8%) from $68,027 on January 31, 1999. This change resulted primarily from expense advances to officers and other employees who travel extensively on behalf of Interactive Buyers. During the first six months of this fiscal year, travel has increased significantly as a result of Interactive Buyers' greatly increased marketing activities.

INTANGIBLE ASSETS, NET OF AMORTIZATION
On July 31, 1999 Intangible Assets, net, were $418,656, down $15,118 (3.5%) from $433,774 on January 31, 1999. This change resulted primarily from amortization during the six month period. The intangible asset represents Goodwill associated with the June 1998 acquisition of Wpg.Net, Inc.

OTHER ASSETS
On July 31, 1999 Other Assets totaled $1,319, down $438 (24.9%) from $1,757 on January 31, 1999. This was not a material change.

TOTAL ASSETS
On July 31, 1999 Total Assets were totaled $1,068,148, up $440,996 (70.3%) from $627,152 on January 31, 1999. This change resulted primarily from the increase in cash (remaining proceeds of private placement), and furniture & fixtures (computer hardware & office furniture).

ACCOUNTS PAYABLE
On July 31, 1999 Accounts Payable totaled $120,487, up $71,265 (144.8%) from $49,222 on January 31, 1999. This change resulted primarily from contract programming expenses associated with development work on Virtual Source Network. Most of these invoices were paid subsequent to July 31, 1999.

ACCRUED LIABILITIES
On July 31, 1999 Accrued Liabilities totaled $87,727, up $9,942 (12.8%) from $77,785 on January 31, 1999. This increase resulted primarily from the accrual of interest due on Interactive Buyers' outstanding convertible demand notes.

NOTES PAYABLE-RELATED PARTIES
On July 31, 1999 Interactive Buyers' outstanding convertible demand notes totaled $777,206, down $79,994 (9.3%) from $857,200 on January 31, 1999. This change reflects the net result of new notes issued less notes converted to shares of common stock of Interactive Buyers.

DEFERRED REVENUE
On July 31, 1999 Deferred  Revenue was $933,  down $2,317 (71.3%) from $3,250 on
January  31,  1999.  This  change  represents  deferred   subscription   revenue
recognized as income during the period.

TOTAL LIABILITIES
On July 31, 1999 Total Liabilities were $986,353, down $1,104 (0.1%) from $987,457 on January 31, 1999. This change resulted primarily from the increase in accounts payable and accrued liabilities offset by a reduction in notes payable, all as described above.

COMMON STOCK
On July 31, 1999 the par value of outstanding common shares was $130,614, up $16,600 (14.6%) from $114,014 on January 31, 1999. This change represents the par value of new shares issued during the quarter.

ADDITIONAL PAID-IN-CAPITAL
On July 31, 1999 Paid-in-Capital totaled $4,662,338,  up $1,662,135 (55.4%) from
$3,000,203 on January 31, 1999. This increase represents the value (in excess of par) of new shares issued in connection with the private placement financing completed in April 1999, the additional $100,000 investment in July 1999, options exercised during the period, convertible demand notes converted during the period, and the issuance of stock for services.

ACCUMULATED DEFICIT
On July 31, 1999 the Accumulated  Deficit was $4,532,359,  up $1,057,837 (30.4%)
from $3,474,522 on January 31, 1999. This increase represents the Net Loss recorded for the six months ended July 31, 1999.

NOTES RECEIVABLE - RELATED PARTIES
On July 31, 1999 Notes Receivable-Related Parties was $178,798. There was no comparable item at January 31, 1999. These notes are receivable from employees who exercised stock options in May 1999. Interactive Buyers' stock option program provides several alternative methods of paying for shares acquired through exercise of options. One of those alternatives is to provide a demand note in the amount of the purchase, payable to Interactive Buyers.

LIQUIDITY  AND  CAPITAL  RESOURCES
Interactive Buyers has no revenue at this time, other than small amounts of interest income, and certain non-recurring items. While Interactive Buyers expects to generate significant amounts of revenue in the future, it is entirely dependent on investor funds at this point in time. At July 31, 1999, Interactive Buyers had cash balances totaling $438,300, primarily as a result of its private placement of common stock in April 1999. An additional $100,000 was invested by an existing shareholder who purchased additional shares of Interactive Buyers common stock in July 1999. Since July 31, 1999 an additional $400,000 has been raised as the result of common stock issued to three existing shareholders (one of whom had been the investor in July 1999) in private transactions. Management expects those funds to last until November or December 1999. Interactive Buyers is having conversations with several funding sources but, at this time, no firm commitments have been received, and there can be no assurances that funding commitments will result from these discussions.

The Consolidated Statements of Cash Flows for fiscal years ended January 31, 1999 and 1998 show that net losses ($1,101,062 and $844,369 respectively) represent the primary use of funds in each fiscal year. In fiscal 1999, $153,000 of convertible notes were issued for services, expense reimbursements, and accrual of interest, thus reducing the extent to which cash was required to cover those obligations. Common stock valued at $67,000 was issued for services, similarly reducing the requirement for cash. The $825,000 proceeds from convertible note issuance during the fiscal year provided almost all of the cash required to support the remaining operational expenditures.

The Consolidated Statements of Cash Flows for the six months ended July 31, 1999, and six months ended July 31, 1998, show a similar pattern. Net losses were ($1,057,837) and ($613,841), respectively, with the issuance of stock for cash ($1,199,942) and notes for cash ($29,700) in the six months ended July 31, 1999, partially offsetting the cash requirement. A non-cash accounting entry of $142,720 offsetting a similar entry for compensation expense, required by Statement of Financial Accounting Standards #123, Accounting for Stock-Based Compensation, as issued by the Financial Accounting Standards Board, is shown as an increase in Paid-in-Capital. This did not offset any cash requirement directly or indirectly, and there was no such cash or other consideration paid as compensation in the period. These entries in compliance with Statement of Financial Accounting Standards #123 had no impact on cash flows for any period. See Item 1. DESCRIPTION OF BUSINESS - RISK FACTORS-NEED FOR ADDITIONAL FINANCING.

RESEARCH AND DEVELOPMENT FOR THE FISCAL YEAR ENDED JANUARY 31, 2000
During the fiscal year ended January 31, 2000, it is expected that approximately $1,000,000 will be spent on product development. Interactive Buyers does not expect to expend any resources in basic research. The Internet version of the Virtual Source Network is a functioning system as it now exists, but additional work is being done to enhance the present system. Enhancements will make the system more flexible, and allow for additional options for the user to modify portions of the system to better meet the unique needs of each particular user's business. Other enhancements will add new capabilities to the system in the future. No assurance can be given that Interactive Buyers will have the resources necessary to conduct this product development.

IMPACT OF Y2K

GENERAL DESCRIPTION OF THE Y2K ISSUE

The Y2K issue is the result of computer hardware and software language which utilizes two digits rather than four digits to define the applicable year. As a result, some of Interactive Buyers' software and hardware may have software or embedded chips which fail to distinguish between 1900 and 2000 or do not recognize the year at all. This could disrupt Interactive Buyers' operations, including a temporary inability to process transactions or engage in normal business activities. Failure of customer and supplier computer systems could impact revenues and deliveries of key supplies or services. Interactive Buyers cannot predict with certainty the nature or likelihood of such impacts.

STATE OF READINESS

Management believes that all of Interactive Buyers' internally used computers are Y2K compliant and does not anticipate that it will experience a material adverse impact to its operations, liquidity or financial condition related to systems under its control. Virtual Source Network and Virtual Source Publisher were developed to be Y2K compliant, and do not represent a risk for users. Interactive Buyers' servers are housed in a facility especially designed for mission-critical computers, and the managers of that facility have assured Interactive Buyers that all systems and services under the control of the facility managers are Y2K compliant. Each of Interactive Buyers' business partners, including Analytics, PricewaterhouseCoopers, and IBM, are Y2K compliant. All use Microsoft software that is Y2K compliant. Interactive Buyers cannot be sure that all outside organizations, beyond its control, which may impact Interactive Buyers' operations, will be Y2K compliant by December 31, 1999. Interactive Buyers plans to take the necessary steps to provide itself with reasonable assurance that its service providers, customers and financial institutions are Y2K compliant. If outside organizations beyond the control of Interactive Buyers are not compliant on time, or if Interactive Buyers or its business partners or clients experience unanticipated Y2K problems of their own, the Y2K issue could have a material impact on the operations of Interactive Buyers. The material impact would include delay of the receipt of revenue by Interactive Buyers and increase the need for additional financing.

CONTINGENCY PLAN

Interactive Buyers' Y2K compliance plan will ultimately include the development of contingency plans in the event that Interactive Buyers is not Y2K compliant or as a result of any third parties who are unable to provide goods or services essential to Interactive Buyers' operations. There can be no assurance that Interactive Buyers' contingency plan will be adequate to address unanticipated Y2K problems. Failure to adequately address Y2K problems may have materially adverse consequences for Interactive Buyers.

WORST CASE SCENARIO

The worst case scenario for Interactive Buyers would be the shutting down of the Internet. Neither Virtual Source Network nor Virtual Source Publisher could operate and communications for Interactive Buyers would be severely disrupted. Under these circumstances, Interactive Buyers would have no financially feasible alternative to resume its operations but to wait for the Internet to function again.

Item  3.  DESCRIPTION  OF  PROPERTY

Interactive Buyers leases approximately 2,500 square feet of standard office space at its principal location in Ventura, California. This space is rent free, as a result of the litigation settlement discussed earlier, until the December 31, 1999 end of the lease term. Interactive Buyers has exercised its option to extend its lease until December 31, 2000 at a monthly rental of $3,750. Interactive Buyers' subsidiary, Wpg.Net, Inc., rents approximately 2,100 square feet of standard office space near Seattle Washington, at a current rate of $2,485 per month.

The lease agreement is month-to-month. Wpg.Net, Inc. is in negotiations to lease approximately 6,500 square feet of standard office space at a monthly rental of approximately $8,000. This expanded space would be necessary to support increased personnel requirements related to Virtual Source Network. The lease term would be 36 months. Interactive Buyers' main servers are housed in a Seattle facility especially designed for mission-critical computers. The cost is $2,200 per month, and is available on a month-to-month basis. This facility maintains back-up electrical power, fire protection, and other security features. Data communications connections available within this facility provide direct access to the Internet, without the need to connect through T-1, T-2, or T-3 high volume telephone lines.

Item  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

The following table sets forth, as of July 31, 1999, information regarding ownership of Interactive Buyers' common stock, by each person known by Interactive Buyers to be the beneficial owner of more than 5% of its outstanding common stock, by each director, by certain related shareholders, and by all executive officers and directors of Interactive Buyers as a group. All persons named below have sole voting and investment power over their shares except as otherwise noted. Interactive Buyers common stock is the only class of voting securities outstanding. There are no existing arrangements which may, or are expected to, result in a change in control of Interactive Buyers.

                                                                         SHARES
                                               SHARES                   UNDERLYING
                                                HELD                   DEMAND NOTES        TOTAL
                                              DIRECTLY        %       BEING CONVERTED      SHARES
NAME & ADDRESS

Robert  C.  McShirley . . . . . . . .  (1)     880,325         12.6%          245,317    1,125,642
4536  Falkirk Bay
Oxnard,  CA  93035

Joseph  E.  Thomure . . . . . . . . .  (2)     785,343  (included in             none      785,343
12543  Conway Road. . . . . . . . . .                   12.6% above)
Creve Coeur,  MO  63141

Richard  S. McShirley . . . . . . . .  (3)     801,418          6.0%          188,116      989,534
794  Hot Springs Road
Santa Barbara,  CA  93108

Samuel  E.  Bradt . . . . . . . . . .  (4)     678,818          5.1%             none      678,818
6925  N. Wildwood Point
Chenequa,  WI  53029

Jawsh Corporation . . . . . . . . . .  (5)     655,487          4.9%          112,969      768,456
William Bates, President
258  Lansbrooke Drive
Chesterfield,  MO  63005

DX3,Inc.. . . . . . . . . . . . . . .  (6)     733,338          5.5%             none      733,338
Dennis W. McQuilliams
16623  N.E.  145th Street
Woodinville,  WA  98072

Jeri D. Sessler . . . . . . . . . . .  (7)        none          0.0%             none            0
3410 Penensula Road
Oxnard,  CA  93035

P. Scott Turner . . . . . . . . . . .  (8)      29,408          0.2%             none       29,408
30452  Winchester Road
Castaic,  CA  91384

Scott  T. Behan . . . . . . . . . . .  (8)      10,000          0.1%             none       10,000
P.O. Box 1244
Somis,  CA  91384

Robert  N. Schwartz . . . . . . . . .  (8)      19,647          0.1%             none       19,647
Hughes Research Laboratories
3011  Malibu Canyon Road
Malibu,  CA  90265

All Executive Officers and Directors.        3,152,954          23.8%         433,433    3,586,387
as a  group (eight  individuals) . . . (9)

(1)  Includes  180,000  shares  acquired  by  option  exercise  May  15,  1999,  but which shares were physically issued  after  July  31,  1999,  plus  275,520  shares  in  street name.  Mr. McShirley also has an unvested option  to  purchase  100,000  shares  at  $0.75  per  share.  These shares were not included in the total.
(2)  Includes  267,000  in  Jelaine  Ltd  partnership,  80,000 held by four family members, and 100,816 in street name.  Under  an  August  1998  agreement,  Mr.  Thomure  has  given  Robert C. McShirley a continuing proxy to  vote all shares owned directly or beneficially by Mr.  Thomure until August 2000.  The percentages above reflect  the  shares  subject  to  this  proxy.
(3)  Includes  22,000  held  jointly with his wife Marjorie McShirley.  Richard S. McShirley also has an unvested option  to  purchase  50,000  shares  at  $0.75  per  share.  These  shares  were not included in the total.
(4)  Includes  20,768  held  by  Merganser  Corporation, where Mr. Bradt is President and sole owner.   Mr. Bradt
     also  has  an  unvested option to purchase 25,000 shares at $0.75 per share.  These shares were not included in  the  total.
(5)  Includes  62,500  shares  held  by William Bates, President of Jawsh Corporation, and his family.  Mr. Bates has voting and investment control over the shares of Interactive Buyers that are owned by Jawsh Corporation.
(6)  Includes  208,338  shares  which,  after  September  30, 1999, could be purchased at $0.59 per share under a
     500,000  share  option  granted  to  DX3,  Inc.  in  connection  with  the June 1998 acquisition of Wpg.Net,
     Inc.   Also  included  are  25,000  shares  held  in  the  name  of  Wpg.Net,  Inc.,  now  being transferred
     to  DX3,  Inc.   Dennis  W.  McQuilliams  is  President  of  DX3,  Inc.,  and  has shared investment control over the shares and option held by DX3, Inc. In addition, Mr. McQuilliams has an unvested option to purchase
     75,000  shares  at  $0.75  per  share.  These  shares  are  not  included.
(7)  Jeri  D.  Sessler  joined  Interactive  Buyers as Chief Operating Officer.  She will be granted an option to purchase  up  to  500,000  shares  at  a  price  not  more  than  $1.25  per  share.  30,000  of the 500,000 shares  may  be  provided  as  a  grant,  rather  than  an  option.  Terms  and  conditions  are still under under  discussion,  and  none  of  these  shares  are  included  in  the  total.
(8)  Outside  Director.
(9)  Includes  eight  of  the  holdings listed here, including the DX3, Inc. holdings as shown.  Although Jeri D.
     Sessler is  one  of  the  eight  individuals  counted,  she  owns  no  shares.

Item  5.  DIRECTORS  AND  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

Directors are elected at each annual shareholder meeting or through interim board action when required, to serve until his or her successor is qualified, elected, and begins to serve a new term. Officers are elected at each annual board of directors meeting or through interim board action when required, to serve until his or her successor is qualified, elected and begins to serve, unless the board takes other action relative to the officer.

Name                             Age           Position
-------------------------------  ---  --------------------------
Robert C. McShirley               44  President, CEO
                                      Director since Jan. 1998
                                      and Chairman since June 1999
Jeri D. Sessler                   45  Chief Operating Officer
Samuel E. Bradt                   61  Chief Financial Officer,
                                      Secretary, Treasurer
                                      Director since Dec. 1996
P. Scott Turner                   45  Director since Jan. 1998
Scott T. Behan                    37  Director since Jan. 1998
Robert N. Schwartz                59  Director since Jan. 1998
Richard S. McShirley              43  Vice President, Sales &
                                      Marketing
Dennis W. McQuilliams             58  Vice President & Chief
                                      Technical Officer
Daniel J. Jinguji                 43  Vice President

BUSINESS  EXPERIENCE  OF  KEY  MANAGEMENT  PERSONNEL

Robert C. "Jay" McShirley, Chairman, President, and Chief Executive Officer - Mr. McShirley originated the Virtual Source concept in 1994, and began development work on the system at that time. In 1995, when Interactive Buyers acquired Buyer/Seller Interactive, which was subsequently re-named Virtual Source, Inc., and began to commercialize the concept, Mr. McShirley became inactive. Prior to rejoining Interactive Buyers in May of 1997, he worked as a manufacturing consultant with his most recent assignment being with AML Communications, Inc., a communications products company. While on assignment with AML, he reorganized their manufacturing processes, and moved operations to a new, more efficient facility, thus allowing production to expand and allowing revenues to increase from approximately $2 million annual rate to a $14 million annual rate. This was accomplished in a one-year period. Prior to 1995, Mr. McShirley was employed in several manufacturing positions. Prior to that, he worked with McShirley Products, Inc., a manufacturing firm established by his father. Robert C. McShirley and Richard S. McShirley are brothers.

Jeri D. Sessler, Chief Operating Officer effective August 1, 1999 - Ms. Sessler was with PricewaterhouseCoopers from 1996 to 1999 in their Center of Excellence, Full Value Procurement Practice, Western Region. Her responsibilities included leading edge procurement practices and technologies, working with Fortune 1000 companies. Prior to 1996, she spent fifteen years with A.T. Kearney, Inc. where she was Director, Practice Development, Supply Chain Integration Practice. Ms. Sessler received her MBA from the Lake Forest Graduate School of Management, and her B.A from Northern Illinois University.

Samuel E.  Bradt,  Chief  Financial  Officer,  Corporate  Secretary,  Treasurer,
Director - Since 1984, Mr. Bradt has worked with a number of successful entrepreneurial businesses as an officer, director and shareholder. Mr. Bradt devotes approximately fifty (50%) percent of his time to the affairs of Interactive Buyers during an average month. He is currently a director of six private companies, two public companies, Lunar Corporation of Madison, Wisconsin, and Interactive Buyers, and one private foundation. He serves as an officer in all but two of those organizations. Prior to 1984, Mr. Bradt served as a financial officer with Abbott Laboratories, and with Federal Signal Corporation, and was a commercial lending officer with the American National Bank in Chicago. Mr. Bradt received his B.S. at Stanford University, and MBA at the University of Chicago Graduate School of Business.

Richard S. McShirley, Vice President, Sales and Marketing - Richard McShirley has more than fifteen years experience developing and implementing marketing and sales programs. He worked closely with the creators of King World Productions, and the creators of the successful television series "Wild America". He led the development of a complete merchandising and licensing program related to that television series. Prior to that, he worked with McShirley Products, Inc., a manufacturing business established by his father. Robert C. McShirley and Richard S. McShirley are brothers.

Dennis  W.  McQuilliams,  Vice  President  and  Chief  Technology  Officer - Mr.
McQuilliams has a background in finance, and over fifteen years experience in design, development and implementation of business application software for mini and microcomputers. He has developed multi-user programs for municipal entities, and the vision health industry, as well as accounting systems, payroll systems and other custom applications. Mr. McQuilliams is an officer and a former shareholder of Wpg.Net, Inc., now a wholly-owned subsidiary of Interactive Buyers. See Item 1. DESCRIPTION OF BUSINESS - HISTORY.

Daniel J. Jinguji, Vice President, Product Development - Mr. Jinguji spent fifteen years with Microsoft, where he co-authored "Learn Microsoft Visual J++ 6.0" to help explain the Microsoft version of the Java programming language. He attended the University of Washington in Seattle where he received his B.A. in mathematics, B.S. in biology and M.S. in computer science.

Item  6.  EXECUTIVE  COMPENSATION

                             SUMMARY COMPENSATION TABLE

                                                                                Long-Term
                                                                              Compensation;
                                                                            Shares Subject to
Name                                    Position              Annual         Stock Options
                                                              Salary (a)       Granted (b)
-----------------------------  --------------------------  --------------  ------------------
Robert C. McShirley            Chmn., Pres.,               $      114,000        100,000(c)
                               CEO & Director
Jeri D. Sessler                Chief Operating             $      180,000        500,000(f)
                               Officer
Richard S. McShirley           Vice Pres., Sales           $      114,000         50,000(d)
                               & Marketing
Dennis W. McQuilliams          Vice Pres., Chief           $       74,500         75,000(e)
                               Technical Officer
Samuel E. Bradt                CFO, Secy,                  $       60,000         25,000(g)
                               Treas, Director
Daniel J. Jinguji              Vice Pres.,                 $       60,000         50,000(h)
                               Product Development

                                       27

(a) Salary figures shown represent current monthly pay rates, multiplied by twelve. Compensation is limited to salary and stock options; there are currently no other forms of compensation.
(b) Underlying shares of the common stock of Interactive Buyers as of July 31, 1999.
(c) May 15, 1999 option to purchase 100,000 shares at $0.75 per share, with two year vesting. No shares will vest during the first year.
(d) May 15, 1999 option to purchase 50,000 shares at $0.75 per share, with two year vesting. No shares will vest during the first year.
(e) May 15, 1999 option to purchase 75,000 shares at $0.75 per share, with two year vesting. No shares will vest during the first year.
(f) Ms. Sessler joined Interactive Buyers effective August 1, 1999. She will receive 500,000 shares in the form of a stock option, the terms of which are still under discussion. The exercise price will not be more than $1.25 per share, and it is possible that up to 30,000 of the 500,000 shares will be provided as a grant, rather than an option.
(g) May 15, 1999 option to purchase 25,000 shares at $0.75 per share, with two year vesting. No shares will vest during the first year.
(h) April 16, 1999 stock option for 50,000 shares @ $0.75 per share, of which 5,000 shares vested 4/16/99, 20,000 shares vested 7/16/99, and the balance vest 12/16/99.

OPTIONS  GRANTED DURING FISCAL YEAR ENDED JANUARY 31, 1999
The following table sets forth, information for the fiscal year ended January 31, 1999, regarding the granting of options to executive officers of Interactive Buyers to purchase Interactive Buyers' common stock. All persons named below have sole exercise, voting and investment power over the options and the underlying shares except as otherwise noted.

OPTIONS  GRANTED  DURING  FISCAL  YEAR  ENDED  JANUARY  31,  1999:

NAME                  SHARES   Exercise Price     EXPIRATION          PERCENT
--------------------  -------  --------------     -----------        --------
Robert C. McShirley    80,000   $.625           8-4-2008        (a)     61.5%

Richard S. McShirley   35,000   $.625           8-4-2008        (a)     26.9%

Samuel E. Bradt        15,000   $.625           8-4-2008        (a)     11.5%
                      -------                                        --------

  Total               130,000                                          100.0%
                      -------                                        --------

(a) These options were subsequently amended to provide for immediate vesting on the condition that all shares would be purchased. All these options were exercised and shares purchased on May 15, 1999.

OPTIONS  GRANTED DURING THE SIX MONTHS ENDED JULY 31, 1999
The  following  table  sets  forth,  information  for  the six months ended July
31, 1999, regarding the granting of options to purchase Interactive Buyers' common stock. All persons named below have sole exercise, voting and investment power over the options and the underlying shares except as otherwise noted.

         OPTIONS GRANTED DURING THE SIX MONTHS ENDED JULY 31, 1999:

NAME                   SHARES   Exercise Price  EXPIRATION    PERCENT
--------------------  ---------  ------------  ------------  ---------
Robert C. McShirley    100,000      $.75         5-15-2009       33.3%

Richard S. McShirley    50,000      $.75         5-15-2009       16.7%

Dennis W. McQuilliams   75,000      $.75         5-15-2009         25%

Samuel E. Bradt         25,000      $.75         5-15-2009        8.3%

Daniel J. Jinguji       50,000      $.75         4-16-2009       16.7%
                      ---------                              ---------

  Total                300,000                                  100.0%
                      ---------                              ---------

OPTIONS  EXERCISED DURING THE SIX MONTHS ENDED JULY 31, 1999
The following table sets forth, information for the six months ended July 31, 1999, regarding the exercise of options to purchase Interactive Buyers' common stock and the value of unexercised options. No options were exercised during the fiscal year ended January 31, 1999. All persons named below have sole exercise, voting and investment power over the options and the underlying shares except as otherwise noted.

OPTIONS  EXERCISED  DURING  THE SIX MONTHS  ENDED  JULY 31, 1999:

                                                                      VALUE OF
                                   OPTION                           UNEXERCISED
                                   SHARES                             OPTIONS
                       SHARES   UNEXERCISED   EXERCISE  PER SHARE  AT JANUARY 31,
      NAME            ACQUIRED   AT YEAR END    PRICE     VALUE         1999
--------------------  --------  ------------  --------  ---------  --------------
Robert C. McShirley          0       100,000  $  0.18   $    1.10        $ 91,836
                                      80,000  $  0.63         n/a             n/a

Richard S. McShirley         0       306,100  $  0.20   $    1.10        $275,490
                                     100,000  $  0.18   $    1.10        $ 91,836
                                      35,000  $  0.63         n/a             n/a

Samuel E. Bradt              0        15,000  $  0.63         n/a             n/a

Value is based on closing price at 1-31-99 of $2.00 per share for unrestricted shares. A discount is used to value restricted shares, resulting in a year-end value of $1.10 per share. This discount of 45% was based upon the results of studies performed from 1980 through 1995 comparing the prices in closely held stock transactions when no public market existed, with the prices of subsequent initial public offerings in the same stocks. As a result of the discount, the options with $0.63 exercise prices are not "in the money" and therefore no value is indicated. All these options were exercised May 15, 1999 after the close of the fiscal year ended January 31, 1999.

Item  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

Interactive Buyers has issued convertible demand notes, from time to time, each in a private transaction. The proceeds of these notes have been used to fund operations. At July 31, 1999 there were $777,206 principal amount of these notes outstanding, payable to twenty-two different investors, most of whom are also Interactive Buyers shareholders. Among the note holders is Jawsh Corporation, with $55,000 principal amount. The principal amount plus accrued interest is convertible into 112,969 shares of Interactive Buyers' common stock. Jawsh Corporation is one of Interactive Buyers' largest shareholders with 655,487 shares at July 31, 1999 (including shares owned by William Bates, president of Jawsh Corporation, and his family). Also, Robert C. McShirley, chairman, president and chief executive officer of Interactive Buyers owns $95,600 principal amount of the notes convertible along with accrued interest into 245,317 shares of common stock. Richard S. McShirley, vice president of Interactive Buyers owns $33,100 principal amount of the notes convertible along with accrued interest into 188,116 shares of common stock.

Malcolm Powell and his family, through various trusts, are beneficial owners of $55,000 principal amount of the notes. The principal amount plus accrued interest is convertible into 232,757 shares of common stock. Dr. Powell also owns 150,000 shares of Interactive Buyers common stock, and is a first cousin of Samuel Bradt, chief financial officer, secretary, treasurer and a director of Interactive Buyers. The largest principal amount of the Notes held by any one holder, are held by Daniel Bunn who owns $266,000 principal amount. The principal amount plus accrued interest is convertible into 673,348 shares of common stock. Mr. Bunn is a business associate of Robert C. McShirley. Each remaining note holder has less than $55,000 principal amount of the notes.

Item  8.  DESCRIPTION  OF  SECURITIES

COMMON STOCK. Interactive Buyers has 50 million shares of its $0.01 par common stock authorized. As of July 31, 1999 there were 13,061,352 shares outstanding. Each share is entitled to one vote. There are no pre-emptive rights, and Interactive Buyers has never paid a cash dividend. There are approximately 1,000 shareholders of record. CEDE & Co. is listed as one shareholder "of record", with 6,514,409 shares, but represents shares held in numerous brokerage accounts, for an even larger number of beneficial holders, and is otherwise known as "street name" stock.

PREFERRED  STOCK
Interactive Buyers has 5 million shares of $0.01 preferred stock authorized, but none outstanding. Interactive Buyers has no plans to issue preferred shares.

DEBT  SECURITIES
At July 31, 1999 there were $777,206 principal amount of convertible demand notes outstanding. In return for converting their notes as of July 31, 1999, note holders were offered an additional three months of interest in shares of common stock to avoid the ninety-day notice period and lengthy "forced-conversion" process. Management expects all note holders to accept this offer and voluntarily convert. All these notes accrue interest at 10% per annum, and are payable on demand after various dates, but none later than December 31, 1999. Interest is payable in cash at the option of Interactive Buyers. Interest accrued but not paid, at the option of the holder, at any time after thirty days advance notice, could have been converted into Interactive Buyers common shares at the conversion rate specified in each note, whether or not the principal was also converted. The conversion rates of the notes varied based upon negotiations with the note holder, the date of issuance and the market price of the common stock of Interactive Buyers on that date. The conversion rate represented a discount from the common stock's market price. The notes were convertible at rates ranging from $0.20 per share to $1.30 per share. There were no sinking fund provisions. After December 31, 1999, Interactive Buyers could have, at its option forced conversion of the entire principal amount, or repaid the principal amount, with ninety days advance notice. During the ninety-day notice period, the note holders could have converted into Interactive Buyers common stock. However, if they failed to do so they could have been prevented from ever doing so if Interactive Buyers paid them in cash. Since Interactive Buyers will convert all of the notes into its common stock, no note holder will be forced to accept cash. The terms of the notes do not provide for trustees or other persons or entities to act on behalf of note holders. Set forth below is a summary of the total principal amounts of the convertible demand notes, the conversion rate and the total number of shares of common stock into which the notes may be converted.

                   CONVERTIBLE DEMAND NOTE REGISTER
                   --------------------------------
           INTERACTIVE BUYERS NETWORK INTERNATIONAL, LTD.

JULY  31, 1999                        SHARES TO BE ISSUED UPON CONVERSION OF:
                                      ---------------------------------------
                             INTEREST
CONVERSION   PRINCIPAL    FROM INCEPTION
   RATE        AMOUNT        THROUGH
                            7/31/99(A)     INTEREST  PRINCIPAL    TOTAL
-----------  ----------  ----------------  --------  ---------  ---------
0.20        $  135,000  $         28,466   142,329    675,000    817,329
0.35        $  150,006  $         21,830    62,373    428,589    490,961
0.45        $   55,000  $          5,118    11,373    122,222    133,596
0.53        $   55,000  $          6,279    11,847    103,774    115,621
0.55        $   85,000  $          8,858    16,106    154,545    170,652
0.60        $   10,000  $          1,056     1,759     16,667     18,426
0.65        $   10,000  $          1,072     1,650     15,385     17,034
0.80        $  140,000  $         17,490    21,863    175,000    196,863
0.85        $    5,000  $            456       536      5,882      6,418
0.95        $   35,000  $          2,951     3,107     36,842     39,949
1.00        $    5,000  $            299       299      5,000      5,299
1.10        $    5,000  $            440       400      4,545      4,946
1.20        $   19,700  $          1,138       949     16,417     17,365
1.25        $   62,500  $          9,002     7,201     50,000     57,201
1.30        $    5,000  $            365       281      3,846      4,127
            ----------  ----------------  --------  ---------  ---------
            $  777,206  $        104,821   282,073  1,813,714  2,095,787

(a) Including three months "bonus interest", to be credited in shares, in return for converting effective 7-31-99, and excluding interest previously converted to shares.

                                     PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Interactive Buyers' common stock is currently traded on the National Association of Securities Dealers Inc. Automated Quotation System's Bulletin Board, using the stock symbol "IBNL". Only a limited public trading market exists for Interactive Buyers outstanding stock, and there can be no assurance that an active public market will develop. The highest and lowest prices for Interactive Buyers common stock during the calendar quarter preceding the dates below, and the closing bid price on each date, are as follows:

Quarters  ended:

1997                 High    Low     Close
------------------  ------  ------  --------

March 31, 1997      $0.875  $0.250  $  0.313

June 30, 1997       $0.500  $0.188  $  0.260

September 30, 1997  $0.320  $0.160  $  0.313

December 31, 1997   $1.063  $0.290  $  0.438

1998
------------------

March 31, 1998      $0.813  $0.313  $  0.688

June 30, 1998       $3.250  $0.400  $  1.563

September 30, 1998  $1.625  $0.625  $  0.875

December 31, 1998   $2.875  $0.688  $  1.625

                                       31

1999
------------------

March 31, 1999      $3.000  $1.500  $  1.688

June 30, 1999       $2.000  $1.375  $  1.875

Month of
July, 1999          $2.130  $1.750  $  2.050

Month of
August              $2.875  $1.980  $  2.220

* Source: National Association of Securities Dealers, Inc. Automated Quotation System, OTC Bulletin Board.

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

As of July 31, 1999, there were 932 holders of record of Interactive Buyers' outstanding shares of common stock.

DIVIDEND  POLICY
Interactive Buyers has not paid any cash dividends on its common stock and has no present intention of changing this policy. Interactive Buyers currently intends to retain future earnings, if any, to fund the development and growth of its business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon Interactive Buyers' financial condition, operating results, capital requirements, applicable contractual restrictions and other factors as the board of directors deems relevant.

VOLATILITY  AND  LIMITED  MARKET
The market price of Interactive Buyers common stock has in the past been highly volatile and is expected to continue to be subject to significant price and volume fluctuations in the future based on a number of factors, including market uncertainty about Interactive Buyers' financial condition or business prospects; shortfalls in the revenues or results of operations expected by securities analysts; analyst's reports or recommendations; quarterly fluctuations in Interactive Buyers' financial results or in the results of other similar companies, including competitors of Interactive Buyers; the introduction of new services or enhancements by Interactive Buyers or its competitors; general conditions in the industry; changes in prices for Interactive Buyers' or competitors' products or services; and changes in general economic conditions.

In addition, the stock market may from time to time experience extreme price and volume fluctuations, which particularly affect the market for the securities of many Internet-related companies and which have often been unrelated to the operating performance of the specific companies. There can be no assurance that the market price of Interactive Buyers common stock will not experience significant fluctuations in the future.

Item  2.  LEGAL  PROCEEDINGS

There are currently no legal proceedings involving Interactive Buyers, and none threatened. However, because of the rapidly changing environment surrounding the Internet, and the rapid pace with which new businesses enter or attempt to enter Internet related businesses, it is possible that disagreements will develop regarding business names, relationships, markets, technologies, and other subjects. Any future disagreement could lead to legal action.

Item  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

There are and have been no substantive disagreements with Interactive Buyers' outside accounting firm, and there have been no changes in accounting firms during the last three years.

Item  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES

During January and February of 1997, Interactive Buyers sold 2,918,653 shares of restricted common stock and received proceeds of $583,731 before expenses. Since no underwriters were used and no commissions were paid, expenses were limited to legal fees approximating $10,000. This offering was a private placement made in accordance with Regulation D, and in the opinion of legal counsel for Interactive Buyers, was exempt from registration under the Exchange Act. There were less than 25 offerees. The recipients of these shares, except one who was a senior sales executive of Interactive Buyers, were accredited investors. The investors, approximately ten in total, were primarily existing Interactive Buyers investors, or friends, relatives and business associates of Interactive Buyers officers, directors or investors. The chief executive officer and the chief financial officer were included as investors. The investors represented their intention to acquire the shares for investment purposes only, and not with a view to resale or distribution, and appropriate restrictive legends were placed on each stock certificate issued pursuant to this offering. Each investor had ample access to the kind of information from Interactive Buyers that a registration statement would include.

From August through November of 1997, Interactive Buyers sold 1,487,763 shares of unrestricted common stock, and received $346,721 before offering costs. As before, no underwriters were used, and no commissions paid. Offering costs were limited to approximately $4,000 for legal fees. This offering was a private placement and in the opinion of legal counsel for Interactive Buyers, was exempt from registration under the Exchange Act and made in accordance with Regulation
D. Further, Interactive Buyers was
eligible under Securities and Exchange Commission Rule 504, which allowed the shares sold in this private placement to be issued without restrictive legend. The recipients of these shares, primarily being existing Interactive Buyers investors, or friends, relatives and business associates of Interactive Buyers officers, directors and investors, represented their intention to acquire the shares for investment purposes only, and not with a view to resale or distribution.

During March and April of 1999, Interactive Buyers sold 737,493 shares of unrestricted common stock, and received $999,942 less offering costs. As before, no underwriters were used and no commissions were paid. Legal fees approximated $5,000. This offering was a private placement and, in the opinion of counsel, was exempt from registration under the Exchange Act and made in accordance with Regulation D. Interactive Buyers was again eligible under Securities and Exchange Commission Rule 504, which allowed the shares sold in this private placement to be issued without restrictive legend. Because Rule 504 was changed effective April 7, 1999, the last sale of shares under this offering was made on April 6, 1999. The recipients of these shares, primarily being existing Interactive Buyers investors, or friends, relatives and business associates of Interactive Buyers officers, directors and investors, represented their intention to acquire the shares for investment purposes only, and not with a view to resale or distribution.

During July and August of 1999, Interactive Buyers sold 351,251 shares of restricted common stock, and received $500,000. As before no underwriters were used and no commissions were paid. The sales were a private placement and, in the opinion of counsel, exempt from registration under Section 4(2) of the Securities Exchange Act of 1934. The transactions did not involve a public offering. There were five offerees and three purchasers, each of whom were accredited investors, familiar with Interactive Buyers and existing shareholders. The investors represented their intention to acquire the shares for investment purposes only, and not with a view to resale or distribution, and appropriate stop transfer instructions and restrictive legends indicating the transfer restrictions will be placed on each stock certificate when issued. Each individual had ample access to the kind of information from Interactive Buyers that a registration statement would include.

Item  5.  INDEMNIFICATION  OF  OFFICERS  AND  DIRECTORS

Officers and directors of Interactive Buyers, and officers and directors of its 100% owned subsidiary, Virtual Source, Inc., are indemnified to the greatest extent allowed by Nevada law.

                                    PART F/S

FINANCIAL  STATEMENTS  AND  EXHIBITS

Interactive Buyers' financial statements are presented in the following exhibits.

                                      *****

                 Interactive Buyers Network International, Ltd.

                                and Subsidiaries

                              FINANCIAL STATEMENTS

                                January 31, 1999

                   (with Independent Auditors' Report Thereon)

                          INDEX TO FINANCIAL STATEMENTS


                                                           Pages
                                                           -----
Independent Auditors' Report. . . . . . . . . . . . . . .  F-1

Consolidated Balance Sheet. . . . . . . . . . . . . . . .  F-2

Consolidated Statements of Operations . . . . . . . . . .  F-3

Consolidated Statements of Stockholders' Equity (Deficit)  F-4

Consolidated Statements of Cash Flows . . . . . . . . . .  F-5

Notes to Consolidated Financial Statements. . . . . . . .  F-6

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Board  of  Directors
Interactive  Buyers  Network  International,  Ltd.
     and  Subsidiaries
Ventura,  California


We have audited the accompanying consolidated balance sheet of Interactive Buyers Network International, Ltd. and subsidiaries as of January 31, 1999 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended January 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Interactive Buyers Network International, Ltd. and subsidiaries as of January 31, 1999 and the results of its operations, and its cash flows for the years ended January 31, 1999 and 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $1,101,062 during the year ended January 31, 1999, and as of that date, had a working capital deficiency of $920,680 and stockholders' deficit of $360,305. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/S/ Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena,  California
May 15, 1999, except for Note 10 to the financial statements which is as of September 3, 1999.

          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                      Interactive Buyers Network International Ltd. and subsidiaries
                                        CONSOLIDATED BALANCE SHEET

                               INFORMATION AS OF JULY 31, 1999 IS UNAUDITED


                                      ASSETS

                                                                JANUARY 31,      JULY 31,
                                                                   1999            1999
                                                              ---------------  -------------
                                                                                (UNAUDITED)
 CURRENT ASSETS
   Cash. . . . . . . . . . . . . . . . . . . . . . . . . . .  $       59,937   $    438,300
   Accounts receivable . . . . . . . . . . . . . . . . . . .           3,590              -
                                                              ---------------  -------------

     TOTAL CURRENT ASSETS. . . . . . . . . . . . . . . . . .          63,527        438,300
                                                              ---------------  -------------

 PROPERTY AND EQUIPMENT
   Furniture and fixtures. . . . . . . . . . . . . . . . . .          64,588        155,547
   Software. . . . . . . . . . . . . . . . . . . . . . . . .           8,899          8,899
                                                              ---------------  -------------

                                                                      73,487        164,446
   Less: accumulated depreciation. . . . . . . . . . . . . .          50,920         72,170
                                                              ---------------  -------------

     PROPERTY AND EQUIPMENT, NET . . . . . . . . . . . . . .          22,567         92,276
                                                              ---------------  -------------

 OTHER ASSETS
   Prepaid rent. . . . . . . . . . . . . . . . . . . . . . .          37,500         15,000
   Employee receivables. . . . . . . . . . . . . . . . . . .          68,027        102,597
   Intangible assets, net of accumulated amortization. . . .         433,774        418,656
   Other assets. . . . . . . . . . . . . . . . . . . . . . .           1,757          1,319
                                                              ---------------  -------------

     TOTAL OTHER ASSETS. . . . . . . . . . . . . . . . . . .         541,058        537,572
                                                              ---------------  -------------

 TOTAL ASSETS. . . . . . . . . . . . . . . . . . . . . . . .  $      627,152   $  1,068,148
                                                              ===============  =============


 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

 CURRENT LIABILITIES
   Accounts payable. . . . . . . . . . . . . . . . . . . . .  $       49,222   $    120,487
   Accrued liabilities . . . . . . . . . . . . . . . . . . .          77,785         87,727
   Convertible notes payable - related parties . . . . . . .         857,200        777,206
                                                              ---------------  -------------

     TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . . .         984,207        985,420

 DEFERRED REVENUE. . . . . . . . . . . . . . . . . . . . . .           3,250            933
                                                              ---------------  -------------

     TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . .         987,457        986,353
                                                              ---------------  -------------

 COMMITMENTS AND CONTINGENCIES (Note 8)

 STOCKHOLDERS' EQUITY (DEFICIT)
   Preferred stock, $.01 par value
     5,000,000 shares authorized,
     - 0 - shares issued and outstanding . . . . . . . . . .               -              -
   Common stock, $.01 par value,
     50,000,000 shares authorized,
     11,401,451 issued and outstanding on Jan. 31, 1999
     and 13,061,352 issued and outstanding on July 31, 1999.         114,014        130,614
   Additional paid-in capital. . . . . . . . . . . . . . . .       3,000,203      4,662,338

   Accumulated deficit . . . . . . . . . . . . . . . . . . .      (3,474,522)    (4,532,359)
                                                              ---------------  -------------

                                                                    (360,305)       260,593

     Less: notes receivable - related parties. . . . . . . .               -       (178,798)
                                                              ---------------  -------------

     TOTAL STOCKHOLDERS' EQUITY (DEFICIT). . . . . . . . . .        (360,305)        81,795
                                                              ---------------  -------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT). . . .  $      627,152   $  1,068,148
                                                              ===============  =============

          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                     Interactive Buyers Network International Ltd. and subsidiaries
                                  CONSOLIDATED STATEMENTS OF OPERATIONS


                  INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED


                                          FOR THE YEAR    FOR THE YEAR    FOR THE SIX     FOR THE SIX
                                             ENDED           ENDED        MONTHS ENDED    MONTHS ENDED
                                          JANUARY 31,     JANUARY 31,       JULY 31,        JULY 31,
                                              1998            1999            1998            1999
                                                                          (UNAUDITED)     (UNAUDITED)
                                         --------------  --------------  --------------  --------------
 Revenue. . . . . . . . . . . . . . . .  $      72,015   $      61,387   $      41,702   $       7,985

 General and administrative expenses. .        888,528       1,253,559         655,543       1,065,822
                                         --------------  --------------  --------------  --------------
 Loss from operations . . . . . . . . .       (816,513)     (1,192,172)       (613,841)     (1,057,837)
                                         --------------  --------------  --------------  --------------
 Other income (expenses):

   Loss on abandonment of equipment . .        (27,856)              -               -               -

   Income from litigation settlement. .              -          91,110               -               -
                                         --------------  --------------  --------------  --------------
          Total other income (expenses)        (27,856)         91,110               -               -
                                         --------------  --------------  --------------  --------------
 Net loss . . . . . . . . . . . . . . .  $    (844,369)  $  (1,101,062)  $    (613,841)  $  (1,057,837)
                                         ==============  ==============  ==============  ==============
 Basic weighted average number of
   common shares outstanding. . . . . .      9,192,811      10,529,147      10,756,620      12,231,402
                                         ==============  ==============  ==============  ==============
 Net loss per common share
   Basic. . . . . . . . . . . . . . . .  $       (0.09)  $       (0.10)  $       (0.06)  $       (0.09)
                                         ==============  ==============  ==============  ==============

          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                Interactive Buyers Network International Ltd. and subsidiaries
                                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                            INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED

                                                                                             Notes
                                                         Common Stock         Additional  Receivable -
                                                   ------------------------
                                                     No. of                    Paid-in-     Related      Accumulated
                                                     Shares       Amount       Capital      Parties       (Deficit)
                                                   -----------  -----------  ------------  ----------  ---------------
 Balances at January 31, 1997 . . . . . . . . . .   6,042,880   $   60,429   $  1,198,110  $       -   $   (1,529,091)

 Issuance of common stock - private placements
    net of $8,500 issuance cost . . . . . . . . .   3,882,693       38,827        787,775          -                -

 Issuance of common stock upon
   conversion of demand notes . . . . . . . . . .     475,000        4,750         90,250          -                -

 Issuance of common stock for services. . . . . .     403,722        4,037         88,669          -                -

 Net loss . . . . . . . . . . . . . . . . . . . .           -            -              -          -         (844,369)
                                                   -----------  -----------  ------------  ----------  ---------------

 Balances at January 31, 1998 . . . . . . . . . .  10,804,295      108,043      2,164,804          -       (2,373,460)

 Common stock surrendered . . . . . . . . . . . .  (1,000,000)     (10,000)        10,000          -                -

 Issuance of common stock -
   Acquisition of Wpg.Net, Inc. . . . . . . . . .     500,000        5,000        450,000          -                -

 Issuance of common stock upon
   conversion of demand notes . . . . . . . . . .     778,656        7,786        311,221          -                -

 Issuance of common stock for services. . . . . .     318,500        3,185         64,178          -                -

 Net loss . . . . . . . . . . . . . . . . . . . .           -            -              -          -       (1,101,062)
                                                   -----------  -----------  ------------  ----------  ---------------

 Balances at January 31, 1999 . . . . . . . . . .  11,401,451      114,014      3,000,203          -       (3,474,522)

 Unaudited:

   Issuance of common stock - private placements
     net of $7,400 issuance costs . . . . . . . .     887,869        8,879      1,191,063          -                -

   Issuance of common stock upon
     conversion of demand notes . . . . . . . . .      91,932          920        110,200          -                -

   Issuance of common stock for services. . . . .      44,000          440         41,910          -                -

   Issuance of common stock options for services.           -            -          3,805          -                -

   Modification in term of stock options. . . . .           -            -        142,720          -                -

   Exercise of stock options. . . . . . . . . . .     636,100        6,361        172,437   (178,798)               -

   Net loss . . . . . . . . . . . . . . . . . . .           -            -              -          -       (1,057,837)
                                                   -----------  -----------  ------------  ----------  ---------------

 Balances at July 31, 1999 (unaudited). . . . . .  13,061,352   $  130,614   $  4,662,338  $(178,798)  $   (4,532,359)
                                                   ===========  ===========  ============  ==========  ===============


                                                      Total
                                                   Stockholders'
                                                      Equity
                                                    (Deficit)
                                                   ------------
 Balances at January 31, 1997 . . . . . . . . . .  $  (270,552)

 Issuance of common stock - private placements
    net of $8,500 issuance cost . . . . . . . . .      826,602

 Issuance of common stock upon
   conversion of demand notes . . . . . . . . . .       95,000

 Issuance of common stock for services. . . . . .       92,706

 Net loss . . . . . . . . . . . . . . . . . . . .     (844,369)
                                                   ------------

 Balances at January 31, 1998 . . . . . . . . . .     (100,613)

 Common stock surrendered . . . . . . . . . . . .            -

 Issuance of common stock -
   Acquisition of Wpg.Net, Inc. . . . . . . . . .      455,000

 Issuance of common stock upon
   conversion of demand notes . . . . . . . . . .      319,007

 Issuance of common stock for services. . . . . .       67,363

 Net loss . . . . . . . . . . . . . . . . . . . .   (1,101,062)
                                                   ------------

 Balances at January 31, 1999 . . . . . . . . . .     (360,305)

 Unaudited:

   Issuance of common stock - private placements
     net of $7,400 issuance costs . . . . . . . .    1,199,942

   Issuance of common stock upon
     conversion of demand notes . . . . . . . . .      111,120

   Issuance of common stock for services. . . . .       42,350

   Issuance of common stock options for services.        3,805

   Modification in term of stock options. . . . .      142,720

   Exercise of stock options. . . . . . . . . . .            -

   Net loss . . . . . . . . . . . . . . . . . . .   (1,057,837)
                                                   ------------

 Balances at July 31, 1999 (unaudited). . . . . .  $    81,795
                                                   ============

          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                 Interactive Buyers Network International Ltd. and subsidiaries
                                             CONSOLIDATED STATEMENTS OF CASH FLOWS

                             INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED


                                                                 FOR THE YEAR    FOR THE YEAR    FOR THE SIX     FOR THE SIX
                                                                    ENDED           ENDED        MONTHS ENDED    MONTHS ENDED
                                                                 JANUARY 31,     JANUARY 31,       JULY 31,        JULY 31,
                                                                     1998            1999            1998            1999
                                                                                                 (UNAUDITED)     (UNAUDITED)
                                                                --------------  --------------  --------------  --------------
 CASH FLOWS FROM (TO) OPERATING ACTIVITIES
   Net loss. . . . . . . . . . . . . . . . . . . . . . . . . .  $    (844,369)  $  (1,101,062)  $    (613,841)  $  (1,057,837)
   Adjustments to reconcile net loss to net cash used
     by operating activities:
    Depreciation & amortization. . . . . . . . . . . . . . . .         21,753          41,441          16,213          36,806
    Loss on abandonment of equipment . . . . . . . . . . . . .         27,856               -               -               -
     Issuance of stock, stock options, and debt for services,
    expense reimbursements and accrued interest. . . . . . . .         92,706         220,735          68,410         190,300
   (Increase) decrease in accounts receivable. . . . . . . . .              -          (3,590)              -           3,590
   (Increase) decrease in prepaid expenses . . . . . . . . . .        (22,317)         27,562          15,750               -
   (Increase) decrease in prepaid rent . . . . . . . . . . . .              -         (37,500)           (600)         22,500
   (Increase) decrease in other assets . . . . . . . . . . . .        (49,376)            877          (6,074)              -
    Increase (decrease) in accounts payable. . . . . . . . . .       (119,898)         16,735          31,211          71,266
    Increase (decrease) in deferred revenue. . . . . . . . . .         19,351         (25,469)        (12,657)         (2,317)
    Increase (decrease) in accrued liabilities . . . . . . . .         17,222          49,042          36,783           9,942
                                                                --------------  --------------  --------------  --------------
     NET CASH USED BY OPERATING ACTIVITIES . . . . . . . . . .       (857,072)       (811,229)       (464,805)       (725,750)

 CASH FLOWS FROM (TO) INVESTING ACTIVITIES
   Advances to employees . . . . . . . . . . . . . . . . . . .              -          (9,400)              -         (34,570)
   Purchase of equipment . . . . . . . . . . . . . . . . . . .         (1,355)              -               -         (90,959)
                                                                --------------  --------------  --------------  --------------
     NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES. . . . .         (1,355)         (9,400)              -        (125,529)
                                                                --------------  --------------  --------------  --------------
 CASH FLOWS FROM (TO) FINANCING ACTIVITIES
   Proceeds from issuance of common stock. . . . . . . . . . .        826,602               -               -       1,199,942
   Proceeds from borrowings. . . . . . . . . . . . . . . . . .         62,675         825,160         433,499          29,700
                                                                --------------  --------------  --------------  --------------
     NET CASH PROVIDED BY FINANCING ACTIVITIES . . . . . . . .        889,277         825,160         433,499       1,229,642
                                                                --------------  --------------  --------------  --------------
 NET INCREASE (DECREASE) IN CASH . . . . . . . . . . . . . . .         30,850           4,531         (31,306)        378,363

 CASH, BEGINNING OF PERIOD . . . . . . . . . . . . . . . . . .         24,556          55,406          55,406          59,937
                                                                --------------  --------------  --------------  --------------
 CASH, END OF PERIOD . . . . . . . . . . . . . . . . . . . . .  $      55,406   $      59,937   $      24,100   $     438,300
                                                                ==============  ==============  ==============  ==============

 See  Note  1  for  supplemental  disclosure.

          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED

1.     NATURE  OF  BUSINESS  AND  SUMMARY  OF  SIGNIFICANT ACCOUNTING PRINCIPLES

Organization  and  business
---------------------------

Interactive Buyers Network International, Ltd. and Subsidiaries ("IBNL" or the Company) offers two unique Internet applications. Virtual Source Network is an Internet based electronic procurement system, used by businesses to improve efficiencies and reduce costs associated with their purchasing activities, as well as goods and services they purchase. Virtual Source Publisher is a user friendly, do-it-yourself, web site builder that requires no technical expertise, no special software, and no consultants.

IBNL was incorporated in the State of Nevada on October 22, 1980 as Cinema-Star Corporation, and in September 1989, was renamed Dyna-Seal Corporation. Prior to February 1, 1995, the Company's name was changed several times, and its former line of business (manufacturing, packaging and distribution of coatings, sealants and adhesive for use in aircraft and marine industries) was completely discontinued.

In July 1995 the Company changed its name to Interactive Buyers Network International, Ltd., and acquired all of the outstanding shares of Buyer/Seller Interactive Software, Inc. a corporation who's name subsequently changed to Virtual Source, Inc., ("VSI") (incorporated in the State of Nevada on July 11,
1995).

On June 1, 1998, the Company acquired all of the outstanding stock of Wpg.Net, Inc. ("Wpg.Net") See Note 2.

Principles  of  Consolidation
-----------------------------

The consolidated financial statements include the accounts of Interactive Buyers Network International, Ltd. and its wholly owned subsidiaries Virtual Source, Inc. and Wpg.Net, Inc. Significant intercompany accounts have been eliminated.

Revenue  Recognition
--------------------

Under the Company's early version of Virtual Source Network (VSN), which was used for the first few months of 1999, in return for access to the network, clients paid a subscription fee of $980. These fees were initially included as deferred revenues, and amortized over the term of the subscription. Subsequent to the first few months of 1999, the Company stopped offering the VSN and thus had revenues from amortization of the previously deferred subscription fee. The new Internet version of the software was not operational during 1999. When the Internet software becomes fully operational, customers will be charged an initial setup fee for VSI, which will be recognized as income at the time of the setup of the software on the customer's computer or network. In addition to the initial setup fee, there is a transaction fee for every transaction initiated by the customer. This fee will be recognized as income at the time the transaction occurs.

Under Wpg.Net's Virtual Source Publisher, a monthly fee will be charged to clients after an initial free introductory period has lapsed. The monthly charge will be recognized as income in the period in which the fee is charged. The Company did not recognize any revenue on Virtual Source Publisher in 1999.

Year  2000  Issues
------------------

Many computers and other equipment with embedded chips or microprocessors may not be able to appropriately interpret dates after December 31, 1999, because such systems use only two digits to indicate a year in the date field rather than four digits. If not corrected, many computers and computer applications could fail or create miscalculations, causing disruptions to the Company's operations. In addition, the failure of customer and supplier computer systems could result in interruption of sales and deliveries of key supplies or utilities. Because of the complexity of the issues and the number of parties involved, the Company cannot reasonably predict with certainty the nature or likelihood of such impacts.

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED

1.     NATURE  OF  BUSINESS  AND  SUMMARY  OF  SIGNIFICANT ACCOUNTING PRINCIPLES
       (Continued)

The Company is actively addressing this situation and anticipates that it will not experience a material adverse impact to its operations, liquidity or financial condition related to systems under control. The Company is addressing the Year 2000 issue in four overlapping phases: (i) identification and assessment of all critical software systems and equipment requiring modification or replacement prior to 2000; (ii) assessment of critical business relationships requiring modification prior to 2000; (iii) corrective action and testing of critical systems; (iv) development of contingency and business continuation plans to mitigate any disruption to the Company's operations arising from the Year 2000 issue.

The Company is in the process of implementing a plan to obtain information from its external service providers, significant suppliers and customers, and financial institutions to confirm their plans and readiness to become Year 2000 compliant, in order to better understand and evaluate how their Year 2000 issues may affect the Company's operations. The Company currently is not in a position to assess this aspect of the Year 2000 issues; however, the Company plans to take the necessary steps to provide itself with reasonable assurance that its service providers, suppliers, customers and financial institutions are Year 2000 compliant.

The Company is developing contingency plans to identify and mitigate potential problems and disruptions to its operations arising from the Year 2000 issue. The total cost to achieve Year 2000 compliance is not expected to be material. Amounts spent to date have not been material.

While the Company believes that its own internal assessment and planning efforts with respect to its external service providers, suppliers, customers and financial institutions are and will be adequate to address its Year 2000 concerns, there can be no assurance that these efforts will be successful or will not have a material adverse effect on the Company's operations.

Recently  Issued  Accounting  Pronouncements
--------------------------------------------

In 1997, the Financial Accounting Standards Board (FASB) issued Statements No. 130, "Reporting Comprehensive Income", and No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company's adoption of these statements had no significant impact on the accompanying financial statements.

Property  and  Equipment
------------------------

Property and equipment are stated at cost. The assets are depreciated using the straight-line method over their estimated useful lives of five years. Carrying values are reviewed periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

It is the policy of the Company to capitalize significant improvements and to expense repairs and maintenance.

Depreciation expense for the years ended January 31, 1998 and 1999 was $20,877 and $21,661, respectively. Depreciation expense for the six months ended July 31, 1998 and 1999 was $10,830 and $21,250, respectively.

Impairment  of  Long  Lived  Assets
-----------------------------------

The Company evaluates its long lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future undiscounted cash flows of certain long lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. No adjustment to the carrying values of the assets has been made.

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED

1.     NATURE  OF  BUSINESS  AND  SUMMARY  OF  SIGNIFICANT ACCOUNTING PRINCIPLES
       (Continued)

Intangible  Assets
------------------

Intangible assets, principally goodwill, are amortized on the straight-line method over a period of 15 years. The carrying amounts of intangible assets are assessed for impairment when operating profit from the related business indicates the carrying amounts of the assets may not be recoverable. Carrying values are reviewed periodically for impairment whenever events or changes in circumstances indicate that the carrying amounts of assets may not be recoverable. Amortization for the years ended January 31, 1998 and 1999 was $876 and $19,780, respectively. Amortization for the six months ended July 31, 1998 and 1999 was $5,383 and $15,556, respectively.

Stock  Based  Compensation
--------------------------

The Company accounts for stock-based compensation as prescribed by Statement of Financial Accounting Standard (SFAS) No. 123 Accounting for Stock-Based Compensation, and has adopted its disclosure provisions. The Company has chosen under the provisions of SFAS 123 to continue using the intrinsic-value method of accounting for employee stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25 Accounting for Stocks Issued to Employees.

Loss  Per  Share
----------------

Loss per share of common stock is computed using the weighted average number of common shares outstanding during the period shown. Common stock equivalents are not included in the determination of the weighted average number of shares outstanding, as they would be antidilutive.

Advertising  Cost
-----------------

The Company charges advertising costs to expense as incurred. Advertising expense for the years ended January 31, 1998 and 1999 was $5,152 and $1,073, respectively. Advertising expense for the six months ended July 31, 1998 and 1999 was $1,073 and $0, respectively.

Statement  of  Cash  Flows
--------------------------

For the purpose of the statement of cash flows, cash includes amounts "on-hand" and amounts deposited with financial institutions.

Supplemental  disclosure  of  cash  flow  information  is  as  follows:

Cash  paid  during  the  periods  for:

                For the     For the    For the six    For the six
              year ended  year ended   months ended   months ended
                January     January   July 31, 1998  July 31, 1999
               31, 1998    31, 1999    (UNAUDITED)    (UNAUDITED)
              ----------  ----------  -------------  -------------
Interest . .  $        -  $        -  $           -  $           -
Income taxes  $    1,600  $    1,600  $       1,600  $       1,600

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED

1.     NATURE  OF  BUSINESS  AND  SUMMARY  OF  SIGNIFICANT ACCOUNTING PRINCIPLES
       (continued)

Supplemental  schedule  of  non-cash  investing  and  financing  transactions:

Issuance  of  common  stock  in  connection  with  the  following  transactions:

                               For the     For the    For the six    For the six
                             year ended  year ended   months ended   months ended
                               January     January   July 31, 1998  July 31, 1999
                              31, 1998    31, 1999    (UNAUDITED)    (UNAUDITED)
                             ----------  ----------  -------------  -------------
Conversion of notes payable  $   95,000  $  319,007  $      25,000  $     111,120
Purchase of Wpg.Net, Inc. .  $        -  $  455,000  $     455,000  $           -

For the six month period ended July 31, 1999, 636,100 stock options were exercised upon the issuance of notes receivable in the amount of $178,798. See
Note  10.

Use  of  Estimates
------------------

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from estimates and assumptions made.

Unaudited  Interim  Financial  Statements
-----------------------------------------

In the opinion of management, the unaudited interim financial statements for the six month periods ending July 31, 1998 and 1999 are presented on a basis consistent with the audited financial statements and reflect all adjustments, consisting only of normal recurring accruals, necessary for fair presentation of the results of such periods.

2.     ACQUISITION  OF  WPG.NET,  INC.

On June 1, 1998, the Company acquired all of the outstanding stock of Wpg.Net, Inc. for an aggregate purchase price of $455,000. IBNL issued 500,000 shares of common stock with a fair value of $375,000 (75 cents per share), plus stock options on 500,000 shares with a fair value of $80,000. The options vest ratably, on a monthly basis, over the 3 years subsequent to the purchase. If Wpg.Net, Inc. division revenues reach $500,000 before the 3-year vesting period has expired, the additional 500,000 options vest immediately. The former shareholders of Wpg.Net, Inc. (Wpg.Net, Inc. Shareholders) are entitled to a commission of 50% of revenue generated by the Wpg.Net, Inc. division. If the revenue is generated by the Virtual Source division sales force, Wpg.Net, Inc. Shareholders are entitled to a commission of 25% of the revenue. In the event that IBNL is sold, the Wpg.Net, Inc. Shareholders are entitled to a one-time payment of $3,000,000, the options vest immediately, and all commission obligations cease to accrue at that time. IBNL guaranteed a minimum stock price of $7.00 per share for stock held by the Wpg.Net, Inc. Shareholders upon the sale of the Company.

The acquisition was accounted for as a purchase and was included with the combined operations from June 1, 1998 through January 31, 1999. As a result of the acquisition, goodwill was recorded in the amount of $453,555. In conjunction with the acquisition of Wpg.Net, three of Wpg.Net's executives signed one-year employment agreements with the Company. The contracts guaranteed the Wpg.Net executives salaries ranging from $49,500 to $77,250 per year.

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED

3.     NOTES  RECIEVABLE  -  RELATED  PARTIES

The Company has unsecured notes receivable from several officers which totaled $178,798 at July 31, 1999. The notes are due on demand and bear interest at an annual rate of 6%. The notes were granted in connection with the exercise of 636,100 stock options on May 15, 1999. See Note 10.

4.     CONVERTIBLE  NOTES  PAYABLE  -  RELATED  PARTIES

The following table summarizes information about convertible notes payable outstanding at January 31, and July 31, 1999:

                                                                                Amount
                                                 Approximate    Range of          of
                    Maturity                      shares if    conversion       Notes
                      dates      Interest rate    converted       rates      Convertible
                  -------------  --------------  -----------  -------------  ------------
                  On demand--
January 31, 1999  Dec. 31, 1999             10%    2,042,946  $0.20 - $1.25  $    857,200
                  On demand-
July 31, 1999     Dec. 31, 1999             10%    2,095,787  $0.20 - $1.25  $    777,206

At January 31, and July 31, 1999, on an as converted basis, the related party notes were convertible to approximately 2,042,946 and 2,095,787 shares of IBNL common stock, respectively.

At January 31, and July 31, 1999, accrued interest on the convertible notes payable in the amount of approximately $48,000 and $87,727 (UNAUDITED), respectively, is included in accrued liabilities on the consolidated balance sheet.

The following table indicates the high and low closing prices of the stock for the years ended January 31, 1998 and 1999 and for the six month period ended July 31, 1999:

                   Low   High
                  -----  -----
January 31, 1998  $0.15  $1.00
January 31, 1999  $0.44  $2.75
July 31, 1999     $1.41  $2.13

5.     STOCK  OPTIONS

Under various plans, the Company may grant stock options to key executives, management and other employees at exercise prices equal to or exceeding the market price at the date of grant. In general, options become exercisable from 2 to 10 year periods from the grant date. Stock reserved for current or future option exercise at January 31, and July 31, 1999, totaled 1.5 million, inclusive of the 1,436,100 shares related to options previously granted.

On June 10, 1998, the Board of Directors granted options to shareholders' of Wpg.Net, Inc., to purchase 500,000 shares of the Company's restricted common stock at an exercise price of $0.59 per share. The options vest monthly over a three-year period and have a term ending June 2008.

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED

5.     STOCK  OPTIONS  (Continued)

The following table summarizes information about stock option transactions for the year ended January 31, 1998 and 1999 and six months ended July 31, 1999:

                                                               Weighted
                                                                Average
                                                               Exercise
                                                     Shares      Price
                                                   ----------  ---------
Outstanding at beginning of year. . . . . . . . .          -           -
Awards:
  Granted for the year ended January 31, 1998 . .    506,100   $    0.19
   Exercised. . . . . . . . . . . . . . . . . . .          -           -
   Forfeited. . . . . . . . . . . . . . . . . . .          -           -

Outstanding at January 31, 1998 . . . . . . . . .    506,100        0.18
Awards:
  Granted for the year ended January 31, 1999 . .    630,000        0.59
   Exercised. . . . . . . . . . . . . . . . . . .          -           -
   Forfeited. . . . . . . . . . . . . . . . . . .          -           -

Outstanding at January 31, 1999 . . . . . . . . .  1,136,100        0.42
Awards:
  Granted for the six months ended July 31, 1999.    300,000        0.65
   Exercised. . . . . . . . . . . . . . . . . . .   (636,100)       0.28
   Forfeited. . . . . . . . . . . . . . . . . . .          -           -

Outstanding at July 31, 1999. . . . . . . . . . .    800,000   $    0.65

Exercisable at January 31, 1998 . . . . . . . . .     29,589   $    0.18

Exercisable at January 31, 1999 . . . . . . . . .    268,343   $    0.29

Exercisable at July 31, 1999 (UNAUDITED). . . . .    252,215   $    0.63

The following table summarizes information about stock options outstanding at January 31, 1998 and 1999 and at July 31, 1999:

                                               Weighted
                                                Average                            Exercisable
                      Range        Number      Remaining   Weighted     Number       Weighted
                        of           of        Years of     Average       of         Average
                     exercise      options    Contractual  Exercise     Options      Exercise
                      prices     outstanding     life        Price    Exercisable     Price
                   ------------  -----------  -----------  ---------  -----------  ------------
January 31, 1998.  $0.18 - 0.63      506,100         9.24  $    0.19       29,589  $       0.18
January 31, 1999.  $0.18 - 0.63    1,136,100         8.88  $    0.42      268,343  $       0.29
July 31, 1999
    (UNAUDITED) .  $0.59 - 0.75      800,000         9.21  $    0.65      252,215  $       0.63

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED

5.     STOCK  OPTIONS  (Continued)

During fiscal 1997, the Company adopted SFAS 123 and under the provisions of the new standard has elected to continue using the intrinsic-value method of accounting for stock-based awards granted to employees in accordance with APB
25. For the six months ended July 31, 1999, the Company recorded compensation expense in the amount of $146,525.

The following table reflects pro forma net income and earnings per share had the Company elected to adopt the fair value approach of SFAS 123 for the years ended January 31, 1998 and 1999 and the six months ended July 31, 1998 and 1999:

                  January      January       July 31,      July 31,
                  31, 1998     31, 1999        1998          1999
                 ----------  ------------  ------------  ------------
Net loss:                                   (UNAUDITED)   (UNAUDITED)
 As reported. .  $(844,369)  $(1,101,062)  $  (613,841)  $(1,057,837)
 Pro forma. . .   (847,624)   (1,214,914)     (622,635)   (1,228,660)

Loss per share:
  As reported .  $   (0.09)  $     (0.10)  $     (0.06)  $     (0.09)
  Pro forma . .      (0.09)        (0.12)        (0.06)        (0.10)

The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model with a weighted average risk free rate of 6.4%, volatility of 177% and expected life of 1 to 3 years.

6.     INCOME  TAXES

Income taxes are provided pursuant to SFAS No. 109 Accounting for Income Taxes. The statement requires the use of an asset and liability approach for financial reporting for income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Accordingly, as the realization and use of the net operating loss carryforward is not probable at January 31, 1999 and July 31, 1999 the tax benefit of the loss carryforward has been offset by a valuation allowance of the same amount.

The  composition  of  deferred  tax  assets  are  as  follows:

                            January 31,     July 31,
                               1999           1999
                           -------------  ------------
                                           (UNAUDITED)
Total deferred tax assets  $    779,000   $ 1,006,251
Total valuation allowance      (779,000)   (1,006,251)
                           -------------  ------------
Total deferred tax assets  $          -   $         -
                           =============  ============

The tax effects of temporary differences and carryforwards that give rise to deferred assets are as follows:

                                     January 31,     July 31,
                                        1999           1999
                                    -------------  ------------
Deferred tax assets:                                (UNAUDITED)
  Net operating loss carryforwards  $    779,000   $ 1,006,251

  Gross deferred tax assets. . . .       779,000     1,006,251
  Valuation allowance. . . . . . .      (779,000)   (1,006,251)
                                    -------------  ------------
    Net deferred tax assets. . . .  $          -   $         -
                                    =============  ============

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED

6.     INCOME  TAXES  (Continued)

No provision for income taxes has been recorded for the periods ended January 31, 1999 and 1998 and for the periods ended July 31, 1999 and 1998 as the Company has incurred losses during these periods.

The Company had approximately $4,200,000 of federal and state loss carryforwards available to reduce future federal and state tax liability through the year 2018 for federal loss carryforwards and 2003 for the state loss carryforwards.

7.     FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

The Company has used market information for similar instruments and applied judgment to estimate fair values of financial instruments. At January 31, 1999, and July 31, 1999, the fair values of cash, accounts receivable, employee receivables, notes payable and accounts payable approximated carrying values because of the short-term nature of these instruments.

8.     COMMITMENTS  AND  CONTINGENCIES

     Leases
     ------

The Company leases its main office facilities under a noncancellable operating lease agreement expiring December 31, 1999 with the option to extend the lease for one additional year. The Company has exercised their right to a one-year extension through December 31, 2000. The future expense that will be incurred under the lease for the year ended January 31, 2000 is $37,500, which is reflected as prepaid rent at January 31, 1999. See Litigation Settlement discussion below.

Rent expense for the years ended January 31, 1998 and 1999 was $94,067 and $35,063, respectively. Rent expense for the six months ended July 31, 1998 and 1999 was $15,750 and $37,457, respectively.

Litigation  Settlement
----------------------

On August 28, 1998, the Company filed a complaint against the owner of the building complex in which its main office is maintained in Ventura, California. The complaint arose out of a dispute between the parties regarding the exercise by the Company of an option to extend the term of the current lease, and concerning the actions of the parties in connection with the negotiation of a potential new lease. The Company, in its complaint, sought specific performance, declaratory relief, injunctive relief, and damages.

In a mutual compromise settlement reached in October 1998, the Company agreed to accept the following in settlement of the complaint: an amount of $30,000 in cash; payment of attorney fees incurred in the amount of $7,500; payment of out-of-pocket expenses it incurred in a move to a new office space, up to a maximum of $10,000; and new office space in an adjacent building with "free-rent" for a one year period commencing December 1, 1998, with a monthly lease fair value of $3,750. The total settlement amount of $91,110 is reflected as income from litigation settlement in the consolidated statement of operations for the year ended January 31, 1999. The remaining months of abated rent are reflected as prepaid rent on the consolidated statement of financial position in the amount of $37,500 and $15,000 (UNAUDITED) at January 31, 1999 and July 31, 1999, respectively.

9.     GOING  CONCERN

The Company has not had significant revenues and has experienced operating losses since inception primarily caused by its continued development and marketing costs. As shown in the accompanying financial statements, the Company incurred a net loss of $1,101,062 during the year ended January 31, 1999, and as of that date, the Company's current liabilities exceeded its current assets by $920,680. At January 31, 1999, the Company's shareholders' deficit was $360,305. Those factors create an uncertainty about the Company's ability to continue as a going concern. The management of the Company intends to pursue various means of obtaining additional capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Continuation of the Company as a going concern is dependent on the Company continuing to raise capital, developing significant revenues, and ultimately attaining profitable operations.

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED

10.     SUBSEQUENT  EVENTS

Option  Vesting  Term  Modification  and  Exercise
--------------------------------------------------

As of May 15, 1999, the Board of Directors of the Company modified the terms of all employee stock options held by three executives, in order to gain their additional commitment to the Company. On the condition that all of those options be immediately exercised, and all 636,100 common shares purchased, the Board accelerated the vesting so that all shares were vested. The exercise prices, and numbers of shares, however, remained unchanged. As a result of this modification, and as required by SFAS Number 123, the Company recognized additional compensation expense of $142,720, although there were no payments of cash or other consideration to those executives. Upon exercise of the options, the option holders issued their personal notes payable to the Company, in the aggregate amount of $178,798 (UNAUDITED), in connection with purchase of their shares. These notes are reflected as a reduction of stockholder's equity (deficit) on the financial statements.

Transfer  of  Wpg.net  Assets, Liabilities, and Operations to the VSI Subsidiary
--------------------------------------------------------------------------------

In June 1999, the Board of Directors approved the transfer of all assets, liabilities, and operations of Wpg.Net into the VSI subsidiary, to be followed by the dissolution of the Wpg.Net corporate entity. Following that action, IBNL will function as a holding company with VSI as its only operating subsidiary.

Conversion  Notice  given  to  Convertible  Notes  Payable  Holders
-------------------------------------------------------------------

On July 31, 1999, the Board of Directors provided all holders of the convertible notes payable with notification that the Board would exercise the conversion provision in the note agreements. In accordance with the note agreements, the note holders were given the required 90-day notice on the conversion which is to be effective on October 31, 1999. The Company further informed the note holders that it desired to accelerate the conversion of the notes to an effective date of July 31, 1999. As consideration for agreeing to a July 31, 1999 conversion, the Company will give the note holders the share equivalent of interest that would have accrued during the period from August 1, 1999 to October 31, 1999. As of September 3, 1999, the Company has not yet determined which note holders will accept early conversion. Thus, no adjustments have been reflected in the accompanying financial statements for the effective conversion of the notes payable to stock as of July 31, 1999.

                                   SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


INTERACTIVE  BUYERS  NETWORK  INTERNATIONAL,  LTD.



               By:  /s/  Robert  C.  McShirley
                         -----------------------------------------------
                         Robert  C.  McShirley
                         President, Chief Executive Officer and Director

Date:  September 20,  1999

                                    PART III

Item  1.  INDEX  TO  EXHIBITS

          The Exhibits listed below are filed as part of this Registration Statement.

Exhibit
  No.           Document
-------  ---------------------------------------------
2.1      Articles  of  Incorporation
2.2      Bylaws
3.1      Specimen  Stock  Certificate
3.2      Specimen Convertible Demand Note Series 3
3.3      Specimen Convertible Demand Note Series 2
3.4      Specimen Convertible Demand Note
10.1     Stock  Purchase  and  Exchange  Agreement
10.2     Option  to  Purchase  Common  Stock
17       Computation of Earnings/Loss Per Common Share
23       Consent of Independent Certified Public Accountants
27       Financial  Data  Schedule